Exhibit 2.1

Execution Version

1323606 B.C. Unlimited Liability Company

as the Purchaser

and

ANGLOGOLD ASHANTI HOLDINGS PLC

as the Guarantor

and

CORVUS GOLD Inc.

as the Company

ARRANGEMENT AGREEMENT

September 13, 2021

TABLE OF CONTENTS

Article 1
INTERPRETATION

Article 2
tHE aRRANGEMENT

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company	29
Section 3.2	Representations and Warranties of the Purchaser and the Guarantor	29

Article 4
COVENANTS

i

Article 5
additional cOVENANTS regarding non-solicitation

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent	51
Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser	52
Section 6.3	Additional Conditions Precedent to the Obligations of the Company	53
Section 6.4	Satisfaction of Conditions	54

Article 7
TERM AND TERMINATION

Section 7.1	Term	54
Section 7.2	Termination	54
Section 7.3	Effect of Termination/Survival	56

Article 8
GENERAL PROVISIONS

ii

SCHEDULES

Schedule A	PLAN OF ARRANGEMENT
Schedule B	ARRANGEMENT RESOLUTION
Schedule C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Schedule D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE GUARANTOR

iii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of September 13, 2021,

B E T W E E N:

1323606 B.C. Unlimited Liability CompaNY, an unlimited liability company existing under the laws of British Columbia

(the “Purchaser”)

- and -

ANGLOGOLD ASHANTI HOLDINGS PLC, a public limited company existing under the laws of the Isle of Man

(the “Guarantor”)

- and -

CORVUS GOLD INC., a corporation existing under the laws of British Columbia

(the “Company”).

RECITALS:

A.	The Purchaser, an affiliate of the Guarantor, proposes to acquire all of the issued and outstanding common shares of the Company (other than common shares owned by the Guarantor or its affiliates) by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), as provided in this Agreement.

B.	A special committee of the board of directors of the Company and the board of directors of the Company have each unanimously determined that this Agreement is fair to the Shareholders (other than the Guarantor or its affiliates) and that the Arrangement is in the best interests of the Company and have resolved, subject to the terms of this Agreement, to recommend that the Securityholders vote in favour of the Arrangement Resolution.

NOW, THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Abandoned Mine Workings” means any pits, tunnels, adits, ponds, tailing piles, materials, equipment or other mine workings or impacts that are not under the operating control or supervision of the Company or any of its Subsidiaries, and are not under the operating control or supervision of any existing and active third party.

“Aboriginal Claim” means any claim, written assertion or demand, whether proven or unproven, made by any Aboriginal Peoples with respect to Aboriginal title, Aboriginal rights, treaty rights or any other Aboriginal interest.

“Aboriginal Information” means any and all written documents or electronic and other communications and any oral communications respecting Aboriginal Claims, the issuance of any Authorization that involves Aboriginal Claims and the duty to consult Aboriginal Peoples.

“Aboriginal Peoples” means any aboriginal peoples of the United States, including Native Americans, including any federally-recognized Tribes in Nevada, and any group of aboriginal peoples, including Tribal governments.

“ACA” has the meaning ascribed thereto in Section 34(vi) of Schedule C.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser or the Guarantor: (i) that contains confidentiality and other restrictions (other than standstill provisions) that are no less favourable to the Company than those set out in the Confidentiality Agreement; (ii) that does not permit the third party to acquire any securities of the Company; and (iii) that contains a standstill or similar provisions that restrict the making, announcement or amendment of an Acquisition Proposal, no less favorable in the aggregate to the Company than those set out in the Confidentiality Agreement; provided that such confidentiality and standstill agreement may permit such Person to submit an Acquisition Proposal on a confidential basis to the Board.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of this Agreement relating to (i) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, in a single transaction or a series of related transactions, of assets (including voting or equity securities of Subsidiaries) representing 20% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the consolidated statements of financial position of the Company most recently filed as part of the Company Filings prior to such time), or contributing 20% or more of the consolidated annual revenue of the Company and its Subsidiaries, taken as a whole, or of 20% or more of the voting, equity or other securities of the Company or any of its Subsidiaries (or rights or interests in such voting, equity or other securities); (ii) any direct or indirect take-over bid, tender offer, exchange offer, sale or issuance of securities, or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for voting, equity or other securities) of the Company or any of its Subsidiaries then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries holding assets with a fair market value of 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the consolidated statements of financial position of the Company most recently filed as part of the Company Filings) or contributing 20% or more of the consolidated annual revenue of the Company and its Subsidiaries (based on the annual consolidated statements of net income and comprehensive income of the Company most recently filed as part of the Company Filings); or (iv) any other transaction or series of transactions involving the Company or any of its Subsidiaries having a similar result as any of the foregoing.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this arrangement agreement.

“Annual Financial Statements” means the audited financial statements of the Company as at, and for the years ended, May 31, 2020 and May 31, 2021, including the notes thereto.

“Anti-Corruption Laws” has the meaning specified in Section 17(ii) of Schedule C.

“Arrangement” means an arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B.

“Authorization” means, with respect to any Person, any order, grant, permit, approval, certificate, consent, waiver, licence, classification, registration or other authorization of or from any Governmental Entity having jurisdiction over the Person.

“BCBCA” means the Business Corporations Act (British Columbia).

“BMO Opinion” means the opinion of BMO Nesbitt Burns Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the holders of Common Shares (other than the Purchaser, Guarantor and their respective affiliates) under the Agreement is fair, from a financial point of view.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.4(1).

“Breaching Party” has the meaning specified in Section 4.9(3).

“Bump Transactions” has the meaning ascribed thereto in Section 4.6(2).

“Business Day” means any day of the year, other than a Saturday, Sunday or any other day on which major banks are authorized or required by applicable Law to be closed for business in Vancouver, British Columbia, New York, New York, London, England or Johannesburg, South Africa.

“CERCLA” means the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601, et seq.

“Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“COBRA” has the meaning specified in Section 34(ix) of Schedule C.

“Code” means the United States Internal Revenue Code of 1986.

“Common Shares” means the common shares in the capital of the Company.

“Company” has the meaning given to it in the preamble to this Agreement.

“Company Budget” means the budget prepared by the Company and provided to the Guarantor on September 12, 2021.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser in connection with the execution of this Agreement.

“Company Employees” means the employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed (i) under the profile of the Company on SEDAR or (ii) by the Company on EDGAR, in the case of each of clause (i) and (ii), between June 1, 2021 and the date hereof.

“Company Meeting” means the special meeting of Securityholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Proxy Statement” means the notice of the Company Meeting and accompanying proxy statement/information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such proxy statement/information circular, to be sent to the Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Securities” means, collectively, the Common Shares and the Options.

“Confidentiality Agreement” means the confidentiality agreement dated as of December 4, 2017, between Corvus Gold Nevada Inc. and AngloGold Ashanti (U.S.A.) Exploration Inc., as amended and extended on December 4, 2018, December 4, 2019 and December 1, 2020 and as further amended from time to time.

“Consideration” means $4.10 in cash per Common Share, without interest.

“Contract” means any agreement, commitment, engagement, contract, franchise, lease, licence, undertaking, or other right or obligation (written or oral) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

“Data Room” means the material contained in the virtual data room established by the Company as at 6:00 p.m. (Toronto time) on September 12, 2021, the index of all such documents of which is appended to the Company Disclosure Letter.

“Depositary” means Computershare Investor Services Inc. or such other trust company, bank or other financial institution agreed to in writing by each of the Parties to act as depositary in respect of the Arrangement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“EDGAR” means the system for Electronic Data Gathering, Analysis and Retrieval.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.7(1).

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, life insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or savings plans, stock purchase, stock appreciation, medical, dental, or other employee benefit plans, fringe benefit, policies, trusts, funds, agreements, programmes, practices or arrangements for the benefit of employees, former employees, officers, directors or former directors of the Company or any of its Subsidiaries, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has an actual or contingent liability or otherwise, excluding obligations pursuant to a statute.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory or regulatory requirements, in each such case, relating to human health or safety, pollution or the protection of the environment, including the reclamation or restoration of properties, and all Authorizations issued pursuant to such Laws, agreements or other statutory or regulatory requirements.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any person, any other person that, together with such first person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the United States Internal Revenue Code of 1986.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA in form and substance acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Financial Advisor Opinions” means, collectively, the BMO Opinion and the Fort Capital Opinion.

“Financial Advisors” means, collectively, BMO Nesbitt Burns Inc. and Fort Capital Partners.

“Fort Capital” means Fort Capital Partners.

“Fort Capital Opinion” means the opinion of Fort Capital Partners to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Agreement is fair, from a financial point of view, to the Shareholders (other than the Guarantor or its affiliates).

“Funding Loan” has the meaning given to it in the Plan of Arrangement.

“Good Industry Practice” means, in relation to any decision, action or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the U.S. mining industry engaged in the same type of decision, action or undertaking under the same or similar circumstances.

“Good Mining Title” means that title which will allow the miner to explore, develop, mine or utilize, and transfer, all as allowed by state and federal law, the Unpatented Claims which are part of the Project Real Property with the reasonable expectation of being able to do so without interference by others claiming an interest in the Project Real Property.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, county, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Guarantor” has the meaning given to it in the preamble to this Agreement.

“Hazardous Substances” means any element, waste, substance or material that is listed, defined, classified or otherwise regulated as toxic, hazardous, radioactive or flammable, or prohibited, by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, radioactive materials, flammable substances, explosives, petroleum and petroleum products, byproducts and derivatives, polychlorinated biphenyls, cyanide, hydrogen sulfide, arsenic, cadmium, lead and other metals, mercury, chlorinated solvents and asbestos.

“Historic Site” means a site listed or potentially eligible for listing under the United States National Historic Preservation Act of 1966, the United States Antiquities Act of 1906, or any similar state or local Law.

“HSR Act” means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Indemnified Person” has the meaning set forth in Section 8.6(1).

“Intellectual Property” means domestic and foreign: (i)  patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trademarks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii)  any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” or “Laws” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances (including zoning), codes, rules, regulations, orders, injunctions, writs, judgments, decrees, rulings or other similar requirements, whether domestic or foreign, enacted, adopted, issued, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Leased Real Property” means all real property leased, subleased, licensed or similarly occupied by the Company or any of its Subsidiaries, including all buildings, structures, improvements, appurtenances and fixtures thereon or attached or appurtenant thereto.

“Leases” means the leases, subleases, licenses and occupancy agreements underlying the Leased Real Property.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lease, sublease, royalty, statutory or deemed trust, transfer restriction under any shareholder or similar agreement, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing but does not include any matter that is described in the definition of “Permitted Lien” in this Section 1.1.

“Matching Period” has the meaning specified in Section 5.4(1)(e).

“Material Adverse Effect” means any change, event, occurrence, effect, fact, circumstance or development that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, circumstances or developments:

(a)	is or would reasonably be expected to be material and adverse to the business, operations, affairs, results of operations, assets, properties, capitalization, condition (financial or otherwise), or liabilities (contingent or otherwise and whether contractual or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, fact, circumstance or development resulting from or arising in connection with:

(i)	any change generally affecting the industry in which the Company operates;

(ii)	any change in general economic, business, regulatory, political or market conditions or any epidemic, pandemic or outbreak of illness;

(iii)	any natural disaster;

(iv)	changes in the price of gold;

(v)	any changes in currency exchange rates, interest rates or rates of inflation;

(vi)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity;

(vii)	any change in U.S. GAAP;

(viii)	any action taken by the Company or any of its Subsidiaries which is expressly required to be taken pursuant to this Agreement or applicable Law;

(ix)	the failure, in and of itself, of the Company to meet any internal or published projections, forecasts or estimates of revenues, earnings, sales, margins or cash flows (it being understood that the facts or circumstances underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(x)	the execution, announcement or performance of this Agreement or consummation of the Arrangement (provided that this clause (x) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement);

(xi)	any actions taken (or omitted to be taken) upon the written request of the Purchaser or with the Purchaser’s prior written consent (it being understood that the facts or circumstances underlying such request or consent may be taken into account in determining whether a Material Adverse Effect has occurred); or

(xii)	any change in the market price or trading volume of any securities of the Company (it being understood that the facts or circumstances underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that with respect to clauses (i) through (vii), such matter does not have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, in comparison to other comparable companies and entities operating in the industry in which the Company and/or its Subsidiaries operate; and provided further, unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract: (i) that if terminated by any party thereto or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) relating directly or indirectly to indebtedness for borrowed money or to the guarantee, support, indemnification or assumption or any similar commitment with respect to any liabilities (whether accrued, absolute, contingent or otherwise), obligations or indebtedness of any Person other than the Company or any of its Subsidiaries in excess of $500,000; (iii) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company or by any of its Subsidiaries; (iv) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term or which contains minimum purchase commitments or other terms that restrict or limit the purchasing or selling ability of the Company or any of its Subsidiaries; (v) under which the Company or any of its Subsidiaries has directly or indirectly made loans or advances to a third party, (vi) providing for the establishment, investment in, organization, formation or operation of any joint venture, limited liability company or partnership; (vii) that creates an exclusive dealing arrangement or right of first offer or refusal or “most favoured nation” obligation in favour of another Person; (viii) providing for contractual severance or change in control payments; (ix) that relates to the sale or purchase of a Person, or material business, property or asset, whether in the form of a sale, purchase, exchange (or option to sell, purchase or exchange), merger, consolidation, combination or otherwise (including any such transaction that has closed but under which one or more of the parties have material ongoing obligations); (x) that limits or restricts (A) the ability of the Company or any of its Subsidiaries to engage in any business activity or carry on business or acquire an interest in real property or minerals in any geographic area (other than a confidentiality agreement with a customary area of interest clause with a duration of twelve (12) months or less that does not extend to affiliates of the Company other than Subsidiaries), or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; (xi) that is a Lease; (xii) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement; or (xiii) that is otherwise material to the Company and its Subsidiaries, taken as a whole.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“Mineral Property” means all mining interests of the Company or any of its Subsidiaries including all mineral prospecting, and exploration concessions, licences, permits, leases, rights, fee property, claims (including the Unpatented Claims), surface access rights, easements and all other forms of mineral tenure, in each case whether created privately or by the action of any Governmental Entity, and whether contractual, statutory, regulatory or otherwise.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

“Money Laundering Laws” has the meaning specified in Section 17(iv) of Schedule C.

“Mother Lode Project” means the gold exploration project located in Nye County, Nevada, as described in the Company Filings.

“NASDAQ” means the Nasdaq Stock Market.

“North Bullfrog Project” means the gold exploration project located in Nye County, Nevada, as described in the Company Filings.

“officer” has the meaning specified in the Securities Act (British Columbia).

“Options” means the options to purchase Common Shares granted under the Stock Option Plan.

“Ordinary Course” means, with respect to an action taken or to be taken by the Company, that such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the business of the Company.

“Outside Date” means March 31, 2022, subject to the right of the Purchaser or the Company to postpone the Outside Date for up to an additional 90 days (in increments of at least 30 days, as specified by the postponing Party) if any of the conditions set out in Sections 6.1 or 6.2(d) have not been satisfied or waived on or prior to March 31, 2022 (or any subsequent Outside Date), by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on the Outside Date (or any subsequent Outside Date).

“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries, including all buildings, structures, improvements, appurtenances and fixtures thereon or attached or appurtenant thereto.

“Parties” means the parties to this Agreement and “Party” means any one of them.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the assets; provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)	the paramount title of the United States of America, and statutory rights of third parties to use the surface of the Unpatented Claims and the rights of any lessees of leasable minerals granted by the applicable Governmental Entity pursuant to applicable Laws within the boundaries of the lands covered by the Unpatented Claims;

(e)	the rights of lessors and lessees under leases, and the rights of third parties under any Material Contracts or any Contracts executed in the Ordinary Course as would not, individually or in the aggregate, reasonably be expected to materially interfere with the conduct of the business of the Company or any of its Subsidiaries;

(f)	restrictive covenants, easements and minor defects, imperfections or irregularities of title, if any, as would not, individually or in the aggregate, reasonably be expected to materially interfere with the conduct of the business of the Company or any of its Subsidiaries;

(g)	the Royalties; and

(h)	Liens listed and described in Section 1.1 “Permitted Liens” of the Company Disclosure Letter.

“Person” includes any individual, sole proprietorship, corporation, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, incorporated or unincorporated association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement under Division 5 of Part 9 of the BCBCA, substantially in the form of Schedule A hereto, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning set forth in Section 4.6(1).

“Project” means collectively the North Bullfrog Project and the Mother Lode Project.

“Project Property” means all of the property, assets, undertaking, approvals, licenses, permits, Intellectual Property and rights of any of the Company or its Subsidiaries in and relating to the North Bullfrog Project, the Mother Lode Project and the other properties listed in Section 1.1 “Project Property” of the Company Disclosure Letter, including real property, Water Rights (whether appurtenant to real property or not), personal property and mineral interests, and specifically including, but not limited to: (i) the Project Real Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Company and its Subsidiaries related to any of the foregoing.

“Project Real Property” means, collectively, all Owned Real Property, Leased Real Property and Mineral Property, including relating to the North Bullfrog Project, the Mother Lode Project and the other properties listed in Section 1.1 “Project Real Property” of the Company Disclosure Letter and all Water Rights (whether appurtenant to real property or not).

“Purchaser” has the meaning given to it in the preamble to this Agreement.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement or requested by a Requesting Authority, including the Required Regulatory Approval.

“Release” means any release, spill, emission, discharge, injection, disposal, leaking, pumping, pouring, emptying, escaping, leaching, dumping or discarding on, into or through the environment.

“Representatives” has the meaning specified in Section 5.1(1).

“Requesting Authority” means any U.S. Governmental Entity that, at any time prior to the closing of the Arrangement, asserts jurisdiction over, or requests from any of the Parties a filing or submission relating to the Arrangement.

“Required Approval” has the meaning specified in Section 2.2(b).

“Required Regulatory Approval” means the SARB Approval.

“Restricted Parties” has the meaning specified in Section 17(iii) of Schedule C.

“Review Laws” means the HSR Act or other antitrust, competition or pre-merger notification, trade regulation or foreign investment regulation Laws of any jurisdiction.

“Royalties” means the royalties set out in Section 1.1 “Royalties” of the Company Disclosure Letter.

“Sanctions Laws” has the meaning specified in Section 17(iii) of Schedule C.

“SARB Approval” means the approval, statement of no objection or equivalent decision or statement of the South African Reserve Bank, in accordance with the exchange control regulations of the Republic of South Africa, with respect to the acquisition by the Purchaser of all of the issued Common Shares (other than securities owned by the Guarantor or its affiliates) in accordance with the Arrangement.

“SEC” means the United States Securities and Exchange Commission.

“SEC Resolution Date” means the later of: (A) 10 days after the filing of the preliminary Company Proxy Statement with the SEC if the staff of the SEC has not indicated that it will review the Company Proxy Statement or the date first following the 10 days after filing of the preliminary Company Proxy Statement on which the staff of the SEC advises the Company that it will not review the Company Proxy Statement, it has no comments, or no further comments, with respect to the Company Proxy Statement and (B) the date on which the staff of the SEC advises the Company and the Purchaser that it will not review the Schedule 13E-3 or has no comments, or no further comments, with respect to the Schedule 13E-3.

“Securities Authority” means the British Columbia Securities Commission, the SEC and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or of a state of the United States.

“Securities Laws” means the Securities Act (British Columbia), the U.S. Securities Act, the U.S. Exchange Act, and any other applicable Canadian provincial and territorial and United States federal and state securities Laws.

“Securityholders” means, collectively, Shareholders and holders of Options.

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholders” means the registered and/or beneficial holders of Common Shares, as the context requires.

“Special Committee” means the special committee of independent directors established by the Board in connection with the transactions contemplated by this Agreement.

“Stock Option Plan” means the amended 2010 incentive stock option plan of the Company effective July 8, 2010.

“Subsidiary” has the meaning specified in National Instrument 45-106 - Prospectus Exemptions as in effect on the date of this Agreement.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s-length third party to acquire not less than all of the outstanding Common Shares not beneficially owned by the Person making such Acquisition Proposal or all or substantially all of the assets of the Company on a consolidated basis that: (a) complies with Securities Laws in all material respects and did not result from or involve a breach of Article 5; (b) is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (c) is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith, that adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Common Shares or assets, as the case may be; (d) is not subject to any due diligence and/or access condition; and (e) the Board determines, in its good faith judgment, after receiving the advice of its outside legal counsels and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Supporting Shareholders” means, collectively, (i) each director and officer of the Company and (ii) Sprott Gold Equity Fund.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment (including taxes under Code §59A), net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii);  (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Technical Reports” means the technical reports titled: (i) “Technical Report and Preliminary Economic Assessment for Biox Mill and Heap Leach Processing at the Mother Lode Project, Bullfrog Mining District, NYE County, Nevada”, dated November 21, 2020 (effective October 7, 2020), prepared by Resources Development Associates, Inc., MinerMike, LLC, Forte Dynamics, Inc., EM Strategies and Pro Solv LLC; and (ii) “Technical Report and Preliminary Economic Assessment for Gravity Mining and Heap Leach Processing at the North Bullfrog Project, Bullfrog Mining District, NYE County, Nevada”, dated November 21, 2020 (effective October 7, 2020) prepared by Resources Development Associates, Inc., MinerMike, LLC, Forte Dynamics, Inc., EM Strategies and Pro Solv LLC.

“Terminating Party” has the meaning specified in Section 4.9(3).

“Termination Fee” has the meaning specified in Section 8.2(2).

“Termination Fee Event” has the meaning specified in Section 8.2(2).

“Termination Notice” has the meaning specified in Section 4.9(3).

“TSX” means the Toronto Stock Exchange.

“Unpatented Claims” means all unpatented mining claims (including any and all lode, placer, mill site and tunnel site claims) set out in Section 1.1 “Unpatented Claims” of the Company Disclosure Letter.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“U.S. GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein.

“U.S. Securities Act” means the United States Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Valuation” means the independent formal valuation prepared by Fort Capital Partners for the Special Committee in accordance with and pursuant to MI 61-101.

“Voting Agreements” means the voting agreements dated the date hereof entered into among the Purchaser, the Guarantor and each of the Supporting Shareholders, pursuant to which such Persons have agreed, among other things, to vote the Company Securities beneficially owned by them in favour of the Arrangement Resolution in accordance with the terms of such agreements.

“Water Rights” means all rights to divert, appropriate, and/or use water under any application, grant, permit, certificate, decree, contract or claim whether adjudicated, unadjudicated, perfected, or unperfected.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and do not affect the meaning or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” or similar expressions in respect of any document or information provided to the Purchaser will be construed for all purposes under this Agreement as meaning that a copy of such document or information was filed and made generally available for viewing by the Purchaser in the Data Room.

(e)	Capitalized Terms in Exhibits and Schedules. Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, have the meanings given to them in this Agreement.

(f)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(g)	Computation of Time. In the event that any date on or by which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day, such action will be required or permitted to be taken on or by the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(h)	Time References. Unless otherwise stated, references to time are to local time, Vancouver, British Columbia.

(i)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(j)	Consents. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Section 1.3	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature required to be made are to be made in a manner consistent with U.S. GAAP.

Section 1.4	Schedules

The following Schedules attached to this Agreement, being:

Schedule A	Plan of Arrangement
Schedule B	Arrangement Resolution
Schedule C	Representations and Warranties of the Company
Schedule D	Representations and Warranties of the Purchaser and the Guarantor

are incorporated by reference into, and form as part of, this Agreement.

Section 1.5	Knowledge.

In this Agreement, references to “to the knowledge of” means the actual knowledge of the Company’s Chief Executive Officer and President, Chief Financial Officer, Chief Administrative Officer, and Corporate Secretary, in each case after reasonable inquiry, with the presumption that such officers have made such due and diligent inquiries as they consider necessary and reasonable in the circumstances (acting reasonably and in good faith in such consideration).

Section 1.6	Company Disclosure Letter.

The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce its rights under this Agreement.

Article 2
tHE aRRANGEMENT

Section 2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the SEC Resolution Date, but in any event not later than three (3) Business Days after the SEC Resolution Date, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 291 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be:

(i)	66 2/3% of the votes cast on the Arrangement Resolution by (A) Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting, and (B) Securityholders present in person or represented by proxy and entitled to vote at the Company Meeting, voting together as a single class, and

(ii)	a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting, excluding for this purpose votes attached to Company Securities held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(c)	that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the constating documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)	for the grant of Dissent Rights to those Shareholders who are registered Shareholders;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company with the prior written consent of the Purchaser in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)	that the record date for the Securityholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law; and

(h)	for such other matters as the Purchaser may reasonably require.

Section 2.3	The Company Meeting

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, the Company shall take all action necessary in accordance with all applicable Laws, including Securities Laws, to:

(a)	in accordance with the terms and the procedures contained in the Interim Order, the Company’s constating documents and the rules of the NASDAQ and the TSX, duly call, give notice of, convene and hold the Company Meeting as promptly as practicable, and in any event not later than forty (40) days after receipt of the Interim Order and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except: (i) in the case of an adjournment, as required for quorum purposes or by applicable Law; or (ii) as required or permitted under Section 4.9(3) or Section 5.4(5); provided that the Company may, and upon the reasonable request of the Purchaser shall, adjourn the Company Meeting on one or more occasions of not more than ten (10) Business Days in the aggregate for the purposes of attempting to solicit proxies to obtain the Required Approval of the Arrangement Resolution;

(b)	solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, and, if requested by the Purchaser, engage a dealer and proxy solicitation agent for such purpose (such dealer and/or agent to be selected by the Purchaser, subject to the consent of the Company, not to be unreasonably withheld, conditioned or delayed), and cooperate with any such agent or other Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution, and, notwithstanding any other provision of this Agreement, the costs and expenses associated with any such proxy solicitation agent required by the Purchaser shall be paid by the Purchaser;

(c)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser;

(d)	consult with the Purchaser in fixing the record date for the Company Meeting and the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(e)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies (specifying votes “for” and votes “against” the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution;

(f)	(i) promptly advise the Purchaser of any communication (written or oral) from any Securityholder in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights and any other instruments served pursuant to Dissent Rights and received by the Company or any of its Representatives and (ii) provide the Purchaser with an opportunity to review and comment on any written communication sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights;

(g)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(h)	not change the record date for the Securityholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law; and

(i)	at the reasonable request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including holders of Options) and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request.

Section 2.4	The Company Proxy Statement

(1)	The Company shall promptly prepare, complete and file with the SEC and, if required by Law, any other Securities Authorities or Governmental Entity as soon as reasonably practicable, but in any event on or before October 13, 2021, in consultation with the Purchaser, the preliminary Company Proxy Statement, together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the definitive Company Proxy Statement and such other documents to be filed on SEDAR and with the SEC and, if required by Law, any other Securities Authorities or Governmental Entity and sent to each Securityholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(a). The Company shall ensure that the Company Proxy Statement complies in all material respects with Law, does not contain any Misrepresentation (other than in each case with respect to any information furnished by the Purchaser for inclusion in the Company Proxy Statement pursuant to Section 2.4(5) below, for which the Company shall not be responsible for the accuracy thereof) and provides the Securityholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Proxy Statement must include: (i) a statement that the Special Committee has evaluated the Arrangement in consultation with the Company’s management and legal and financial advisors, and has unanimously determined that this Agreement is fair to the Shareholders (other than the Guarantor or its affiliates) and that the Arrangement is in the best interests of the Company and unanimously recommended that the Board approve the Arrangement Agreement and that the Securityholders vote in favour of the Arrangement Resolution, (ii) a statement that the Board evaluated the Arrangement in consultation with the Company’s management and legal and financial advisors and has received the recommendation of the Special Committee, and has unanimously determined that this Agreement is fair to the Shareholders (other than the Guarantor or its affiliates) that the Arrangement is in the best interests of the Company and unanimously recommends that the Securityholders vote in favour of the Arrangement Resolution (the “Board Recommendation”), and (iii) a statement that each director and senior officer of the Company intends to vote all of such individual’s Company Securities in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement.

(2)	The Purchaser and the Company shall promptly prepare, complete and file a joint Schedule 13E-3 with the SEC as soon as reasonably practicable, but in any event on or before October 13, 2021, in consultation with each other. The Purchaser and the Company shall ensure that the joint Schedule 13E-3 complies in all material respects with Law and does not contain any Misrepresentation (each party being responsible for any information regarding such party or its affiliates furnished by such party for inclusion in the joint Schedule 13E-3 pursuant to Section 2.4(4) below, for which the other party shall not be responsible for the accuracy thereof). If not already filed, the Purchaser and the Company shall, promptly after the Company has obtained the Interim Order, cause the final joint Schedule 13E-3 to be filed with the SEC, which in any event shall be filed prior to date of mailing of the Company Proxy Statement and the joint Schedule 13E-3 to the Shareholders.

(3)	Prior to the filing of the Company Proxy Statement (or any amendment or supplement thereto), or any dissemination thereof to the Securityholders, or responding to any comments from the SEC or any other Securities Authorities or Governmental Entity, as applicable, with respect thereto, the Company shall give the Purchaser and its legal counsels and financial advisors a reasonable opportunity to review and comment on drafts of the Company Proxy Statement, other related documents and responses to the SEC or any other Securities Authorities or Governmental Entity, as applicable, and shall accept and implement reasonable comments of the Purchaser and its legal counsels, and agrees that all information relating to the Purchaser, the Guarantor or their affiliates included in the Company Proxy Statement shall be provided by the Purchaser in accordance with Section 2.4(5) and shall be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall promptly notify the Purchaser upon the receipt of any comments from the SEC or its staff or any other Securities Authorities or Governmental Entity, as applicable, or any request from the SEC or its staff or any other Securities Authorities or Governmental Entity, as applicable, for amendments or supplements to the Company Proxy Statement and shall provide the Purchaser with copies of all written correspondence between it and its Representatives, on one hand, and the SEC and its staff or any other Securities Authorities or Governmental Entity, as applicable, on the other hand, relating to the Company Proxy Statement. The Company shall use commercially reasonable efforts to resolve all comments from the SEC or any other Securities Authorities or Governmental Entity, as applicable, with respect to the Company Proxy Statement promptly after receipt thereof and the Purchaser shall use commercially reasonable efforts to assist the Company therein.

(4)	Prior to the filing of the joint Schedule 13E-3 (or any amendment or supplement thereto), or any dissemination thereof to the Shareholders, or responding to any comments from the SEC with respect thereto, each party shall have been given a reasonable opportunity to review and comment on drafts of the joint Schedule 13E-3, other related documents and responses to the SEC and shall accept and implement the reasonable comments of the other party and its legal counsels, and agrees that all information relating to the other party or its affiliates included in the joint Schedule 13E-3 must be in a form and content satisfactory to the other party, acting reasonably. Both parties shall promptly notify the other party upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the joint Schedule 13E-3 and shall provide the other party with copies of all written correspondence between it and its Representatives, on one hand, and the SEC and its staff on the other hand, relating to the joint Schedule 13E-3, provided that the parties will coordinate any and all responses to the staff of the SEC in relation to the joint Schedule 13E-3. Both parties shall use commercially reasonable efforts to resolve all comments from the SEC with respect to the joint Schedule 13E-3 promptly after receipt thereof and will use commercially reasonable efforts to assist the other party therein.

(5)	The Purchaser shall, in a reasonably timely manner, provide all necessary information concerning the Purchaser, the Guarantor and their affiliates that is required by Law to be included by the Company in the Company Proxy Statement or other related documents to the Company in writing and shall ensure that such information does not contain any Misrepresentation. Both parties shall, in a reasonably timely manner, provide in writing all necessary information concerning such party and its affiliates that is required by Law to be included in the joint Schedule 13E-3 or other related documents and shall ensure that such information provided by such party does not contain any Misrepresentation.

(6)	Each Party shall promptly notify the other Parties if it becomes aware (in the case of the Purchaser, only in respect of information relating to the Purchaser, the Guarantor and their affiliates), that the Company Proxy Statement or the joint Schedule 13E-3 contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company, in relation to the Company Proxy Statement, or the parties, in relation to the joint Schedule 13E-3, shall promptly file any such amendment or supplement with the SEC, on SEDAR and mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order

The Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order.

Section 2.6	Court Proceedings

(1)	The Purchaser and the Guarantor will cooperate with and assist the Company in obtaining the Interim Order and the Final Order, including by providing the Company on a reasonably timely basis with any information regarding the Purchaser, the Guarantor, their respective affiliates and any financing sources, as applicable, that is required by applicable Law to be included in the Company Proxy Statement.

(2)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)	provide the Purchaser and its legal counsels and financial advisors with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will accept and implement the reasonable comments of the Purchaser and its legal counsels and financial advisors; provided however that the Company agrees that all information relating solely to the Purchaser or the Guarantor included in all such materials must be in a form and content satisfactory to the Purchaser in its sole discretion;

(c)	provide copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; except that nothing in this Agreement shall require the Purchaser or the Guarantor to agree or consent to any increase or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s or the Guarantor’s obligations, or diminishes or limits the Purchaser’s or the Guarantor’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement; or that requires any amendment or modification to the terms and conditions of the Voting Agreements;

(f)	oppose any proposal from any Person that the Final Order contains any provision inconsistent with the Arrangement or this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order, it will do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(g)	not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent, in all material respects, with this Agreement and the Plan of Arrangement.

Section 2.7	Arrangement and Effective Date

(1)	The Arrangement shall become effective on the date upon which the Company and the Purchaser agree in writing as the Effective Date, or, in the absence of such agreement, within five (5) Business Days of the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.

(2)	The closing of the Arrangement will take place remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the Parties hereto, at 9:00 a.m. (Toronto time) on the Effective Date.

Section 2.8	Payment of Consideration

The Purchaser shall, following receipt of the Final Order and immediately prior to the Effective Time, provide (i) the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, acting reasonably) to satisfy the aggregate Consideration payable to the Shareholders, and (ii) the Company with the Funding Loan to satisfy the required payments under the Arrangement to the holders of Options, all as provided in the Plan of Arrangement.

Section 2.9	Adjustment to Consideration

If, on or after the date of this Agreement, the Company sets a record date for any dividend or other distribution on the Common Shares that is prior to the Effective Date, then: (i) to the extent that the amount of such dividends or distributions per Common Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Consideration, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

Section 2.10	Withholding Taxes

The Purchaser, the Depositary and the Company shall be entitled to deduct or withhold from the consideration or any amount payable or otherwise deliverable to any Securityholders, including Shareholders exercising Dissent Rights, pursuant to the Arrangement and from all dividends, other distributions or other amount otherwise payable to any Shareholders or holders of Options such Taxes or other amounts as the Purchaser, the Depositary or the Company are, or reasonably believe to be, required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, the Code or any other provisions of any applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

Section 2.11	Guarantee

The Guarantor unconditionally and irrevocably guarantees in favour of the Company the due and punctual payment and performance by the Purchaser of each and every of the Purchaser’s obligation hereunder and under the Plan of Arrangement, including to pay the aggregate Consideration in accordance with this Agreement and the Plan of Arrangement.

Section 2.12	Options

(1)	Pursuant to the Arrangement, the Company shall take all reasonable steps necessary or desirable to cancel each Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, and in exchange for such cancellation the Company will pay to the holder of such Option an amount equal to the Consideration per Common Share less the applicable exercise price in respect of such Option (for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option), subject to withholding taxes where applicable.

(2)	The Parties acknowledge that no deduction will be claimed by the Company or any Person not dealing at arm’s length with the Company in respect of any payment made to a holder of Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (all within the meaning of the Tax Act), in computing the Company’s, or such Person’s, taxable income under the Tax Act if and to the extent that such Options are not “non-qualified securities” for purposes of paragraph 110(1)(e) of the Tax Act, and the Purchaser shall cause the Company to: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Options; and (ii) provide evidence in writing of such election to holders of Options, it being understood that holders of Options will be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Options.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

(1)	Except as set forth in the correspondingly numbered section, subsection, paragraph or subparagraph of the Company Disclosure Letter (it being understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall also be deemed to be an exception to (or, as applicable disclosure for the purposes of) any other representations and warranties of the Company to the extent that it is readily apparent on its face from a reading of such disclosure that it is also applicable to such other representation and warranty), the Company represents and warrants to the Purchaser and the Guarantor as set forth in Schedule C and acknowledges and agrees that the Purchaser and the Guarantor are relying upon such representations and warranties in connection with the entering into of this Agreement. No investigation by or on behalf of the Purchaser or the Guarantor prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the Company.

(2)	The representations and warranties of the Company contained in this Agreement shall not survive the Effective Time and shall expire on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2	Representations and Warranties of the Purchaser and the Guarantor

(1)	The Purchaser and the Guarantor represent and warrant to the Company as set forth in Schedule D and acknowledge and agree that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement. No investigation by or on behalf of the Company prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the Purchaser or the Guarantor.

(2)	The representations and warranties of the Purchaser and the Guarantor contained in this Agreement shall not survive the Effective Time and shall expire on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS

Section 4.1	Conduct of Business of the Company.

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Purchaser’s prior written consent (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld conditioned or delayed, (ii) as expressly required or specifically contemplated by this Agreement, (iii) as set out in Section 4.1(1) of the Company Disclosure Letter, or (iv) as otherwise required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course, provided, that the Parties agree that the Company and its Subsidiaries may continue any changes in their respective business practices adopted prior to the date hereof to address and adapt to the coronavirus (COVID-19) pandemic and, with the prior written consent of the Purchaser, not to be unreasonably withheld or delayed, the Company may take such further actions as it deems reasonably advisable or necessary to (A) protect the health and safety of its employees and other individuals having business dealings with the Company or its Subsidiaries from the coronavirus (COVID-19), or (B) respond to third party supply or service disruptions caused by the coronavirus (COVID-19), provided that any actions described in clause (A) or (B) are consistent in all material respects with the actions taken by other participants in the industry in which the Company operates in response to the coronavirus (COVID-19) (collectively, “COVID-19 Responses”).

(2)	Without limiting the generality of Section 4.1(1), and without derogating from the obligations of the Company in Section 6.2, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to maintain and preserve intact the current business organization, assets and properties of the Company and its Subsidiaries, keep available the services of the present employees, consultants, agents and independent contractors of the Company and its Subsidiaries and maintain good relations with suppliers, customers, landlords, licensors, lessors, creditors, distributors, Aboriginal Peoples and all other Persons having business relationships with the Company or its Subsidiaries and except (i) with the Purchaser’s prior written consent (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld or conditioned, (ii) as expressly required or specifically contemplated by this Agreement, (iii) as set out in the Company Budget, (iv) as otherwise required by applicable Law, or (v) pursuant to a COVID-19 Response, with the prior written consent of the Purchaser, not to be unreasonably withheld or delayed, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its constating documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	reduce the stated capital or split, divide, consolidate, combine or reclassify any shares of its capital stock;

(c)	redeem, repurchase, or otherwise acquire (or offer to redeem, repurchase or otherwise acquire) or subject to any Lien any shares of capital stock or other securities of the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for capital stock or other securities of the Company or any of its Subsidiaries;

(d)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of, any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights or other securities exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of the Common Shares, except for the issuance of Common Shares issuable upon the exercise of the currently outstanding Options as specified in Section 4.1(2)(d) of the Company Disclosure Letter;

(e)	acquire (by merger, consolidation, acquisition of stock or other equity interests or assets or otherwise) any Person, assets (including interests in Project Real Property), securities, properties, interests or businesses or any division thereof or make any investment by the purchase of securities, contribution of capital, property transfer or purchase of any property or assets of any other Person, in each case, directly or indirectly, in one transaction or in a series of related transactions other than the acquisition of inventory, equipment, interests and supplies in the Ordinary Course;

(f)	sell, lease, transfer, pledge, hypothecate, sell and lease back, license, mortgage or otherwise dispose of, lose the right to use, surrender, grant a royalty or mineral streaming interest or right in respect of or encumber any of its assets or properties;

(g)	except as set out in the Company Budget, incur any expenses or make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $1,000,000;

(h)	other than as set out in Section 4.1(2)(h) of the Company Disclosure Letter, prepay any indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof or enter into any debt Contracts or debt commitment letters;

(i)	other than as set out in Section 4.1(2)(i) of the Company Disclosure Letter, make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(j)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(k)	make any bonus or profit sharing distribution or similar payment of any kind unless required by Contract;

(l)	make any change in the Company’s accounting methods, policies, principles, practices or procedures, except as required by concurrent changes in U.S. GAAP;

(m)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees unless required by Contract;

(n)	(i) adopt, enter into or amend any Employee Plan; (ii) pay any benefit to any director or officer of the Company or any of its Subsidiaries or to any Company Employee that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iii) grant, accelerate or vest, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Company or any of its Subsidiaries or to any Company Employee, including under any Employee Plan; (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(o)	hire any new employee who was not employed by the Company or a Subsidiary on the date of this Agreement, or terminate the employment of any Company Employee, other than for cause;

(p)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(q)	compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of the Company or brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(r)	amend or modify in any material respect, or terminate or waive any material right under, any Material Contract or enter into any Contract that would be a Material Contract if in effect on the date hereof, fail to enforce any material breach of any Material Contract of which it becomes aware or materially breach or violate or be in default under any Material Contract provided that this Section 4.1(2)(r) does not apply to the entry into any Leases with aggregate annual rental payments of less than $250,000;

(s)	enter into, amend or modify any collective agreement or similar agreement with any trade union or representative body other than in the Ordinary Course and upon reasonable consultation with the Purchaser;

(t)	except as contemplated in Section 4.10, amend, modify or terminate any material insurance policy of the Company or any of its Subsidiaries in effect on the date of this Agreement;

(u)	terminate, abandon, fail to diligently pursue any application for, fail to renew, cancel, waive, release, allow to expire or lapse, or transfer any material license, permits, Authorizations or registrations;

(v)	(i) make, amend, change or revoke any material Tax election or designation, (ii) settle or compromise any material Tax claim, assessment, reassessment, liability or controversy, (iii) change or amend any method of Tax accounting which change is material to the Company and its Subsidiaries, taken as a whole, including its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law (iv) amend any federal income Tax Return with respect to a material amount of Taxes, (v) enter into any material agreement with a Governmental Entity with respect to Taxes, (vi) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, or (vii) consent to the extension or waiver of the limitation period applicable to any material Tax matter;

(w)	make any “investment” (within the meaning of subsection 212.3(10) of the Tax Act) in a corporation that is not resident in Canada (within the meaning of the Tax Act), other than in the Ordinary Course consistent with past practice provided that the Company first provides prior notice of such investment to the Purchaser and reasonably consults with the Purchaser as to the form and manner of such investment;

(x)	unless requested by the Purchaser or as part of the Pre-Acquisition Reorganization, knowingly take any action or permit inaction or enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump”, if any, pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other nondepreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of its Subsidiaries (or any of their respective successors);

(y)	adopt a plan of liquidation or resolution providing for its liquidation or dissolution;

(z)	reorganize, recapitalize, restructure, amalgamate or merge with any other Person;

(aa)	enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders’ agreement or similar relationship between the Company or any of its Subsidiaries and another Person or any agreement or arrangement regarding the control or management of the operations, or the appointment of governing bodies, of the Company or any of its Subsidiaries;

(bb)	engage in any transaction with any director, officer or employee of the Company or any of its Subsidiaries, any beneficial owner of 5% or more of the outstanding Common Shares (other than the Purchaser and its affiliates) or any director, officer or employee of such beneficial owner or any of their respective affiliates or associates;

(cc)	enter into an agreement that could result in the payment by the Company or any of its Subsidiaries of a finder’s fee, success fee or other similar fee in connection with the Arrangement or the other transactions contemplated in this Agreement, provided that the foregoing shall not prohibit the Company from entering into an agreement with any dealer and proxy solicitation services firm for purposes of soliciting proxies in connection with the Arrangement; or

(dd)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	The Company shall provide the Purchaser with any substantive applications, notices, filings, submissions, undertakings or other substantive correspondence provided to a Governmental Entity and/or Aboriginal Peoples, or any substantive communications received from a Governmental Entity or Aboriginal Peoples, in respect of any Authorizations that are not in place as of the date hereof and relate to any of the Projects and the Company shall permit the Purchaser a reasonable opportunity to review in advance, and comment on, any such applications, notices, filings, submissions, undertakings or correspondence and agree to consider any Purchaser comments thereon in good faith. The Company and its Subsidiaries will provide the Purchaser and its legal counsels and financial advisors with a reasonable opportunity to review in advance and comment on any proposed public disclosure of exploration results or other technical information prior to such disclosure, and give reasonable consideration to any comments made by the Purchaser and its legal counsels and financial advisors.

Section 4.2	Covenants of the Company Regarding the Performance of Obligations.

(1)	Subject to Section 4.4, which shall govern in relation to the Regulatory Approvals, and subject to the other terms and conditions of this Agreement, the Company shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement and to obtain and maintain all third-party or other consents, waivers, permits, exemptions, orders, approvals, notices, agreements, amendments or confirmations that are (A) necessary or advisable in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(b)	use its commercially reasonable efforts to, on prior written approval of the Purchaser, oppose, appeal, overturn, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it or any of its Subsidiaries is a party or brought against it or any of its Subsidiaries or any of their respective directors or officers challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby;

(c)	use its commercially reasonable efforts to secure the resignations and customary mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of the directors of the Company and its Subsidiaries, at the Purchaser’s request, and cause them to be replaced by Persons nominated by the Purchaser effective as of the Effective Time;

(d)	use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and carry out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement; and

(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or fact which would reasonably be expected to have a Material Adverse Effect;

(b)	unless prohibited by Law, any notice or other communication received by the Company or any of its Subsidiaries from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement (including a copy of any such written notice or communication);

(c)	unless prohibited by Law, any notice or other communication received by the Company or any of its Subsidiaries from any supplier, marketing partner, customer, distributor, reseller or any counterparty to a Material Contract to the effect that such supplier, marketing partner, customer, distributor, reseller or counterparty is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement (including a copy of any such written notice or communication);

(d)	any notice or other communication from any Person challenging or questioning the Company’s (or any of its Subsidiaries’, as relevant) Good Mining Title to any Project Property (including a copy of such written notice or communication);

(e)	any notice or other communication from any Governmental Entity (including any Securities Authority, other than Governmental Entities in connection with the Regulatory Approvals, which shall be addressed as contemplated by Section 4.4) in connection with this Agreement or the Arrangement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(f)	any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or that relate to this Agreement or the Arrangement.

(3)	With respect to the Company’s tax year ended May 31, 2021 and any subsequent applicable tax periods ending on or before, or including, the Effective Date, the Company shall provide, and after the Effective Time, the Guarantor and the Purchaser shall cause to be provided, the Shareholders with the statements and information (including, without limitation, a valid PFIC Annual Information Statement prepared in accordance with the provisions of Section 1295 of the Code and U.S. Treasury Regulations promulgated thereunder) necessary to enable the Shareholders to comply with all provisions of the Code with respect to “passive foreign investment companies” (as defined under Section 1297 of the Code), including but not limited to, making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code, with respect to the Company.

Section 4.3	Covenants of the Purchaser Regarding the Performance of Obligations

(1)	Subject to Section 4.4, which shall govern in relation to the Regulatory Approvals, and subject to the other terms and conditions of this Agreement, the Purchaser and the Guarantor shall perform all obligations required to be performed by the Purchaser and the Guarantor under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser and the Guarantor shall:

(a)	cooperate with the Company in connection with, and use its commercially reasonable efforts to assist the Company to obtain all waivers, permits, exemptions, orders, approvals, notices, agreements, amendments or confirmations contemplated by this Agreement, provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with the foregoing, the Purchaser will not be required to pay or commit to pay any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(c)	upon reasonable consultation with the Company, use its commercially reasonable efforts to oppose, appeal, overturn, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or any of its respective directors or officers challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby;

(d)	use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and carry out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(e)	promptly notify the Company of any communication received by the Purchaser or the Guarantor from any Person or Governmental Entity in connection with the Arrangement and any litigation threatened or commenced against or otherwise affecting the Purchaser or the Guarantor relating to the Arrangement;

(f)	use its commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its affiliates to, vote for (or cause to be voted) all of the Common Shares held by the Purchaser or its affiliates in favour of the election of each of the nominees as directors of the Board set forth in the proxy statement and information circular of the Company, dated August 9, 2021 ; and

(g)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement.

Section 4.4	Regulatory Approvals.

(1)	The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings, notifications and applications for the Regulatory Approvals and use their commercially reasonable efforts to obtain and maintain, or replace if required by any relevant Governmental Entity, all Regulatory Approvals. With respect to the SARB Approval, the Purchaser or an affiliate thereof shall prepare and submit to the South African Reserve Bank an application within ten (10) Business Days after the date hereof.

(2)	Except to the extent the Purchaser determines otherwise, each Party shall (A) as soon as possible after a Requesting Authority asserts jurisdiction over, or requests, a filing or submission relating to the Arrangement, and consistent with any Law, submit all filings, submissions, and other documents requested by such Requesting Authority to be filed or submitted on behalf of such Party, and (B) respond as promptly as possible to any inquiries or requests received from such Requesting Authority for additional information or documentation.

(3)	Subject to Law, the Parties shall cooperate with one another in connection with any filings or submissions pursuant to Section 4.4(1) or Section 4.4(2), including providing one another with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity (except for notices and information which a Party reasonably considers to be confidential or sensitive, which such Party shall provide on a “outside counsel only” basis).

(4)	Subject to Law, the Parties shall cooperate with and keep one another fully informed on a timely basis as to the status of and the processes and proceedings relating to any actions taken pursuant to Section 4.4(1) or Section 4.4(2), and shall promptly notify each other of any substantive communication (written or oral) from any Governmental Entity in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Parties in advance and, to the extent not precluded by such Governmental Entity, gives the other Parties the opportunity to review drafts of any submissions or filings and agrees to consider those comments in good faith, or attend and participate in any substantive communications or meetings. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Parties to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Parties non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(5)	No Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Parties.

(6)	If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law, the Parties shall use their commercially reasonable efforts, consistent with the terms of this Agreement, to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(7)	The Company shall make available its Representatives, on the reasonable request of the Purchaser, to assist the Purchaser in obtaining the Regulatory Approvals, including by (i) making introduction and arranging meetings with key stakeholders and leaders of Governmental Entities and participating in those meetings, (ii) providing strategic input, including on any materials prepared for obtaining the Regulatory Approvals, and (iii) responding promptly to requests for support, documents, information, comments or input where reasonably requested by the Purchaser in connection with the Regulatory Approvals.

(8)	Despite anything to the contrary contained in this Section 4.4, the Purchaser is under no obligation to take any steps or actions that would, in its sole discretion, materially affect or limit the Purchaser’s right or freedom to own, use or exploit its business, operations or assets or those of its affiliates, the Company or the Company’s Subsidiaries or to negotiate or agree to the sale, divestiture, transfer, license or other disposition by the Purchaser of its business, operations or assets or those of its affiliates, the Company or the Company’s Subsidiaries, or to any form of behavioral remedy including an interim or permanent hold separate order. .

Section 4.5	Access to Information; Confidentiality

Subject to compliance with applicable Laws, the Company shall give the Purchaser, the Guarantor and their respective officers, employees, directors, agents, advisors, representatives, lenders and potential lenders (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts and Leases, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Company; and (b) such financial and operating data or other information with respect to the assets or business of the Company and its Subsidiaries as the Purchaser from time to time reasonably requests. Subject to compliance with applicable Laws and such requests not unduly interfering with the Ordinary Course conduct of the business of the Company, the Company will also make available to Purchaser, Guarantor and their respective officers, employees, directors, agents, advisors and representatives, information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Company, the Purchaser and the Guarantor following completion of the Arrangement. Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser acknowledges that all information provided to it under this Section 4.5, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of the Confidentiality Agreement, this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

Section 4.6	Pre-Acquisition Reorganization

(1)	Subject to Section 4.6(2) and Section 4.6(3), the Company agrees that, upon request of the Purchaser, the Company shall, and shall cause each of its Subsidiaries to, (i) use its commercially reasonable efforts to perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may reasonably request prior to the Effective Date (each a “Pre-Acquisition Reorganization”), (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that would be undertaken and the manner in which they would most effectively be undertaken, (iii) cooperate with the Purchaser and its advisors and use its commercially reasonable efforts to seek to obtain consents or waivers which might be required under any Material Contract in connection with the Pre-Acquisition Reorganization, if any, and (iv) cooperate with the Purchaser and its advisors, including the provision of information and the execution and filing of certificates and forms as reasonably requested by Purchaser in connection with the foregoing.

(2)	Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may make designations pursuant to paragraph 88(1)(c) and (d) of the Tax Act or enter into transactions ancillary or incidental thereto (collectively, the “Bump Transactions”) in order to step up the Tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to provide information requested by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions.

(3)	The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.6(1) unless such Pre-Acquisition Reorganization:

(a)	can be completed prior to the Effective Date and is effected as close as reasonably practicable prior to the Effective Time;

(b)	is not, after taking into account Section 4.6(5), prejudicial to the Company or the Shareholders, as a whole, in any material respect;

(c)	does not require the Company to obtain the approval of securityholders of the Company or proceed absent any required consent of any third party (including any Regulatory Approval), other than those approvals required to consummate the Arrangement and the other transactions contemplated thereby;

(d)	does not result in any material breach by the Company or any of its Subsidiaries of any Contract, Regulatory Approval, organizational documents or applicable Law;

(e)	result in any additional Taxes being imposed on, or any adverse Tax or other consequences to, any Shareholder as compared to the Arrangement;

(f)	does not unreasonably interfere with the Company’s material operations prior to the Effective Time; and

(g)	does not prevent the consummation of, or impair the ability of the Company to consummate, and will not materially delay the consummation of, the Arrangement.

(4)	The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement, and shall to the extent practicable seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date (but after the Purchaser has waived or confirmed that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied).

(5)	The Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall (i) forthwith reimburse the Company for all costs and expenses, including reasonable legal fees and disbursements, incurred by the Company and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization; and (ii) indemnify and save harmless the Company and its affiliates, and their respective directors, officers and employees from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization, or to reverse or unwind any Pre-Acquisition Reorganization, if after participating in any Pre-Acquisition Reorganization the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement.

(6)	The Purchaser agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). For greater certainty, the Company shall not be liable for the failure of the Purchaser to benefit from any anticipated Tax efficiency as a result of a Pre-Acquisition Reorganization.

Section 4.7	Control of Business

Nothing contained in this Agreement shall give either the Company, on the one hand, or the Purchaser or the Guarantor on the other, directly or indirectly, the right to control or direct the operations of the Company or the Purchaser and the Guarantor, respectively, prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 4.8	Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to the Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), and the Company must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld or delayed); provided that any Party that is required to make disclosure by Law shall use its best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 4.9	Notice and Cure Provision

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under Section 4.9(1) will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the Party in alleged breach (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is five (5) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.10	Insurance and Indemnification

(1)	Prior to the Effective Date, notwithstanding any other provision hereof, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection for a period of six (6) years from the Effective Date with respect to claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time; and provided further that the cost of such policies shall not exceed 250% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

(2)	The Purchaser shall, from and after the Effective Time, to the extent permitted by Law, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are disclosed in the Data Room or contained in the constating documents of the Company and its Subsidiaries, and acknowledges that such rights, to the extent that they are disclosed in the Data Room or contained in the constating documents of the Company and its Subsidiaries, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms, to the extent permitted by Law, with respect to actions or omission of such employees, officers and directors occurring prior to the Effective Date, for a period of not less than six (6) years from the Effective Date.

Section 4.11	Stock Exchange Delisting and Deregistration

To the extent requested by the Purchaser, prior to the Effective Time, the Company shall cooperate with the Purchaser and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of the TSX or the NASDAQ, as applicable, to enable the delisting by the Company of the Common Shares from the TSX and the NASDAQ and the deregistration of the Common Shares under the U.S. Exchange Act as promptly as practicable after the Effective Time.

Article 5
additional cOVENANTS regarding non-solicitation

Section 5.1	Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any officer, director, employee, consultant, independent contractor, representative (including any financial or other advisor) or agent of the Company or of any of its Subsidiaries (collectively “Representatives”), and shall not permit any such Person to:

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; provided that the Company may (i) advise any Person of the restrictions of this Agreement; and (ii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement or public disclosure of such Acquisition Proposal will not be considered to be in violation of this Section 5.1; provided that the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five (5) Business Day period (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, before the third Business Day prior to the Company Meeting));

(e)	enter into any Contract or agreement in principle requiring or expressly contemplating the Company to abandon, terminate or fail to consummate the Arrangement or any other transactions contemplated by this Agreement or to breach its obligations hereunder; or

(f)	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal other than as permitted in this Article 5, including by entering into a confidentiality agreement pursuant to Section 5.3.

(2)	The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	promptly discontinue access to and disclosure of all information, including the Data Room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(b)	within five (5) Business Days after the date hereof, request, and exercise all rights it has to require, (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person (other than the Purchaser, its affiliates or any of their Representatives), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with.

(3)	The Company represents and warrants that the Company has not waived any confidentiality, standstill, use of information, permitted purpose or similar restriction or covenant contained in a confidentiality or similar agreement which is currently in force to which the Company or any of its Subsidiaries is a Party with any Person (other than the Guarantor or its affiliates), and covenants and agrees that (i) the Company shall take all necessary action to enforce each such confidentiality, standstill, use of information, permitted purpose or similar restriction or covenant contained in a confidentiality or similar agreement to which the Company or any of its Subsidiaries is a party, and (ii) neither the Company, nor any of its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill, use of information, permitted purpose or similar restriction or covenant contained in a confidentiality or similar agreement to which the Company or any of its Subsidiaries is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2	Notification of Acquisition Proposals

(1)	If the Company or any of its Subsidiaries or any of their respective Representatives, receives (orally or in writing) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, including but not limited to information, access, or disclosure relating to the properties, assets, facilities, books or records of the Company or any of its Subsidiaries, the Company shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all written documents and material correspondence or other material received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser promptly and fully informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any material terms of any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to the Company by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3	Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, if at any time, prior to obtaining the approval by the Securityholders of the Arrangement Resolution, the Company receives a written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing agreement containing confidentiality, standstill, non-disclosure, use of information, permitted purpose or similar restriction or covenants;

(c)	the Company has been, and continues to be, in compliance with its obligations under this Article 5 (other than de minimis breaches);

(d)	prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such Person and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Purchaser; and

(e)	prior to providing any such copies, access or disclosure, the Company promptly provides the Purchaser with true, complete and final executed copy of the Acceptable Confidentiality Agreement referred to in Section 5.3(1)(d).

(2)	Nothing contained in this Agreement shall prohibit the Board from making disclosure to Securityholders as required by applicable Laws in response to an Acquisition Proposal (including by responding to an Acquisition Proposal in a directors’ circular), provided that, notwithstanding that the Board or the Company shall be permitted to make such disclosure, neither the Board or any committee thereof shall be permitted to make a Change in Recommendation in response to an Acquisition Proposal other than as permitted by Section 5.4(1). In addition, nothing contained in this Agreement shall prevent the Company or the Board from calling and holding a meeting of Shareholders requisitioned by such shareholders in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws that was not solicited, supported or encouraged by the Company or any of its Representatives.

Section 5.4	Right to Match

(1)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Securityholders, the Board may, subject to compliance with Section 8.2, make a Change in Recommendation and enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to confidentiality, standstill, use of information, permitted purpose or similar restriction or covenant in an existing confidentiality or similar agreement;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5 (other than de minimis breaches);

(c)	the Company has delivered to the Purchaser written notice of its receipt of such Acquisition Proposal and of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make a Change in Recommendation and enter into such definitive agreement, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)	the Company has provided the Purchaser a copy of the proposed definitive agreement for such Acquisition Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and all of the materials set forth in Section 5.4(1)(d);

(f)	during any Matching Period, the Purchaser has the right (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(2), the Board has determined in good faith, after consultation with the Company’s outside legal counsels and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2);

(h)	the Board has determined in good faith, after consultation with the Company’s outside legal counsel that it is necessary for the Board to enter into a definitive agreement with respect to such Acquisition Proposal in order to properly discharge its fiduciary duties; and

(i)	prior to or concurrently with entering into such definitive agreement with respect to such Acquisition Proposal, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 8.2.

(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose:

(a)	the Purchaser shall have the right (but not the obligation) to offer to amend this Agreement and the Arrangement;

(b)	the Board shall review any offer made by the Purchaser under Section 5.4(1)(f) and Section 5.4(2)(a) to amend the terms of this Agreement and the Arrangement in good faith in order to determine, after consultation with the Company’s legal counsels and financial advisors, whether such offer made by the Purchaser would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and

(c)	the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal following the offer made by the Purchaser, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Securityholders or any other amendment to such Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the new Superior Proposal Notice and all of the material set forth in Section 5.4(1)(d) for the new Superior Proposal from the Company.

(4)	The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsels and financial advisors with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its legal counsels and financial advisors.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than seven (7) Business Days before the Company Meeting, the Company shall be entitled to, and the Purchaser and the Guarantor shall be entitled to require the Company to, adjourn or postpone the Company Meeting to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting but in any event the Company Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

Section 5.5	Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or their respective Representatives is deemed to be a breach of this Article 5 by the Company.

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Arrangement Resolution. The Required Approval of the Arrangement Resolution has been obtained at the Company Meeting in accordance with the Interim Order.

(b)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c)	Illegality. No Law will have been enacted, issued, promulgated, enforced, made, entered or applied and no proceeding will otherwise have been taken under any Laws or by any Governmental Entity (whether temporary, preliminary or permanent) that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(d)	Required Regulatory Approval. The Required Regulatory Approval shall have been obtained.

Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Representations and Warranties. The (i) representations and warranties of the Company set forth in (1) [Organization and Powers], (2) [Authority Relative to this Agreement], (5) [Authorized and Issued Capital], (25) [Project Real Property], (27) [Project Property], (28) [Maintenance of Project Property], and (44) [Financial Advisors or Brokers] of Schedule C shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), except for de minimis errors; and (ii) all other representations and warranties of the Company in Schedule C shall be shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), except to the extent that the failure or failures of such representations and warranties to be so true and correct individually or in the aggregate, would not have a Material Adverse Effect, and the Company has delivered a certificate confirming the same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(b)	Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming the same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(c)	Dissent Rights. Dissent Rights shall not have been exercised (and not withdrawn) with respect to more than 7% of the issued and outstanding Common Shares (other than the Common Shares owned by the Guarantor and its affiliates).

(d)	No Legal Action. There is no action, review, proceeding or investigation, pending, sought or threatened by any Requesting Authority relating to the Arrangement under any Review Laws.

(e)	No Material Adverse Effect. No Material Adverse Effect in respect of the Company shall have occurred.

The foregoing conditions are for the benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in writing at any time.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)	Representations and Warranties. The (i) representations and warranties of the Purchaser and the Guarantor set forth in (5) (Sufficient Funds) Schedule D shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), except for de minimis errors; and (ii) all other representations and warranties of the Purchaser in Schedule D shall be shall be true and correct (disregarding for this purpose all materiality qualifications contained therein) as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the Arrangement, and the Purchaser and the Guarantor has delivered a certificate confirming the same to the Company, executed by two (2) senior officers of the Purchaser and the Guarantor, respectively (in each case without personal liability), addressed to the Company and dated the Effective Date.

(b)	Performance of Covenants. Each of the Purchaser and the Guarantor has fulfilled or complied in all material respects with each of the covenants of the Purchaser and the Guarantor, respectively, contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, except where the failure to comply with such covenants, individually or in the aggregate, would not materially impede the completion of the Arrangement, and has delivered a certificate confirming the same to the Company, executed by two (2) senior officers of each of the Purchaser and the Guarantor (in each case without personal liability) addressed to the Company and dated the Effective Date.

(c)	Payment of Consideration. The Purchaser shall have complied with its obligations under Section 2.8.

The foregoing conditions are for the benefit of the Company and may be waived, in whole or in part, by the Company in writing at any time.

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

Article 7
TERM AND TERMINATION

Section 7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Company Meeting is duly convened and held and the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii)	the Effective Time does not occur on or prior to the Outside Date; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.9(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

(ii)	prior to obtaining the Required Approval of the Arrangement Resolution, the Board authorizes the Company to enter into a written agreement (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal, provided the Company is then in compliance with Article 5 (except for de minimis breaches) and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2; or

(iii)	the SARB Approval has not been obtained by the Outside Date.

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.9(3); provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(ii)	prior to obtaining the Required Approval of the Arrangement Resolution, the Board or a committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so in each case in a manner that is adverse to the Purchaser, or fails to publicly reaffirm (without qualification) within two (2) Business Days after having been requested in writing by the Purchaser to do so, the Board Recommendation, or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days after an Acquisition Proposal has been publicly announced or otherwise publicly disclosed (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third Business Day prior to the Company Meeting), or accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, or enters into a written agreement (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) with respect to an Acquisition Proposal (any of the foregoing, a “Change in Recommendation”), or the Company breaches Article 5 in any material respect, or the Board or any committee of the Board resolves or proposes to take any of the foregoing actions; or

(iii)	there has occurred a Material Adverse Effect.

(2)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination rights.

Section 7.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.10 shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3 and Section 8.2 through to and including Section 8.15, shall survive, and provided further that no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

Article 8
GENERAL PROVISIONS

Section 8.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Securityholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify, or waive any inaccuracies with respect to, any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify or waive compliance with any of the covenants contained in this Agreement and modify or waive performance of any of the obligations of the Parties; and/or

(d)	modify or waive compliance with any conditions contained in this Agreement,

provided, however, that no such amendment may reduce or materially affect the Consideration under the Arrangement without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(2)	Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

Section 8.2	Termination Fees and Expenses

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Guarantor the Termination Fee in accordance with Section 8.2(3) in consideration for the disposition by the Guarantor of its rights under this Agreement.

(2)	For the purposes of this Agreement, “Termination Fee” means $19,000,000, and “Termination Fee Event” means the termination of this Agreement:

(a)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation];

(b)	by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(c)	pursuant to any Subsection of Section 7.2(1) if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii); or

(d)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Arrangement Resolution Not Approved] or Section 7.2(1)(b)(iii) [Outside Date] or by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representation or Warranty or Failure to Perform Covenant] due, in the case of a termination by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representation or Warranty or Failure to Perform Covenant] only, to any wilful breach or fraud by the Company, if prior to such termination:

(i)	the Purchaser has obtained the SARB Approval;

(ii)	an Acquisition Proposal has been made to the Company or any of its Subsidiaries or any of their respective Representatives or publicly announced or otherwise publicly disclosed by any Person other than the Purchaser, the Guarantor or any of its affiliates or any Person (other than the Purchaser, the Guarantor or any of its affiliates) has publicly announced an intention to do so, and such Acquisition Proposal has not expired or been publicly withdrawn prior to the Company Meeting; and

(iii)	within 365 days following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (ii) above) is consummated or effected, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (ii) above) and such Acquisition Proposal is later consummated or effected (whether or not within 365 days after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” when used in this Section 8.2(2)(d) shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(3)	The Termination Fee shall be paid by the Company to the Guarantor as follows, by wire transfer of immediately available funds, if a Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(2)(a) or Section 8.2(2)(c), within two (2) Business Days of the occurrence of such Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(2)(b), prior to or simultaneously with the occurrence of such Termination Fee Event; and

(c)	a termination of this Agreement described in Section 8.2(2)(d), on or prior to the earlier of the consummation/closing of the Acquisition Proposal or the entering into of the contract referred to in Section 8.2(2)(d).

(4)	Any Termination Fee shall be paid by the Company to the Guarantor (or as the Guarantor may direct by notice in writing), by wire transfer of immediately available funds to an account designated by the Guarantor. If the Company does not have sufficient financial resources to pay the Termination Fee, then it shall be a condition of any alternative Acquisition Proposal which is a share or asset acquisition where the Company has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the Person making such proposal or acquisition, as applicable, shall advance or otherwise provide to the Company sufficient cash for the Company to pay the Termination Fee, which amount shall be so advanced or provided prior to the date on which the Company is required to pay the Termination Fee. For greater certainty, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(5)	The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Guarantor would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.2 and, in order to obtain the payment, the Guarantor commences a suit which results in a final and non-appealable judgment against the Company for the payment set forth in this Section 8.2, the Company shall pay the Guarantor its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount, at the prime rate of the Bank of Canada in effect on the date such payment was required to be made to and including the date on which such payment was actually received. The Company acknowledges that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damage, and out of pocket expenditures, which the Guarantor will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 8.2 in the manner provided herein is the sole and exclusive remedy of the applicable Party or Parties in respect of the event giving rise to such payment, and where such payment has been paid in full by the applicable Party or Parties shall be precluded from any other remedy against the other Party and its affiliates, at law or in equity or otherwise, provided, however, that nothing contained in this Section 8.2, and no payment of any such amount, shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered as a result of a wilful breach of this Agreement by a Party.

(6)	Except as expressly provided in this Agreement, all out-of-pocket third-party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses. Any governmental filing fees incurred in connection with the Regulatory Approvals shall be split equally by the Guarantor and the Company.

(7)	In addition to the rights of the Guarantor under Section 8.2(1), if this Agreement is terminated by either the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) or by the Purchaser pursuant to Section 7.2(1)(d)(i), the Company shall promptly reimburse the Guarantor’s out-of-pocket third-party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement up to a maximum of $4,000,000 by wire transfer of immediately available funds to an account designated by the Guarantor. In no event shall the Company be required to pay under Section 8.2(1), on the one hand, and this Section 8.2(7), on the other hand, in the aggregate, an amount in excess of the Termination Fee.

(8)	If this Agreement is terminated by the Company pursuant to Section 7.2(1)(c)(iii), the Purchaser shall promptly reimburse the Company’s out-of-pocket third-party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement up to a maximum of $4,000,000 by wire transfer of immediately available funds to an account designated by the Company.

Section 8.3	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email and addressed:

(a)	if to the Purchaser or the Guarantor:

1323606 B.C. Unlimited Liability Company and

AngloGold Ashanti Holdings plc

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey

TW18 4PR, United Kingdom

Attention:      General Manager

Telephone:    +44 (0) 203 968 3323

Email:              rhayes@anglogoldashanti.com and agahoffice@anglogoldashanti.com with a copy to:

AngloGold Ashanti Limited

112 Oxford Road

Houghton Estate

Johannesburg

South Africa, 2198

Email: LMarwick@AngloGoldAshanti.com

Attention: Lizelle Marwick: Executive Vice President – General Counsel

and with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, Canada M5L 1B9
Attention:     Jay Kellerman and Daniel Borlack
Telephone:    (416) 869-5201 and (416) 869-5283
Email:              jkellerman@stikeman.com and dborlack@stikeman.com

and with a copy to:

Cravath, Swaine & Moore LLP

CityPoint, One Ropemaker Street

London, England EC2Y 9HR

Attention:      George Stephanakis and Richard Hall

Telephone:    44-20-7453-1040 and (212) 474-1293

Email:              gstephanakis@cravath.com and rhall@cravath.com

(b)	if to the Company:

Corvus Gold Inc.

Suite 1750 - 700 West Pender Street

Vancouver, British Columbia Canada V6C 1G8

Attention:      Jeffrey Pontius and Peggy Wu

Telephone:    (303) 470-8707 and (604) 638-3246

Email:              pwu@corvusgold.com and jpontius@corvusgold.com

with a copy to:

Cassels Brock & Blackwell LLP

Suite 2200-885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8

Attention:     Jen Hansen and Jeffrey Roy

Telephone:    (604) 691-6114 and (416) 860-6616

Email:              jhansen@cassels.com and jroy@cassels.com

and with a copy to:

Dorsey & Whitney LLP

1400 Wewatta Street

Suite 400

Denver, Colorado, United States 80202-5549

Attention:      Jason Brenkert

Telephone:    (303) 352-1133

Email:              brenkert.jason@dorsey.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, email or same-day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.4	Time of the Essence.

Time is of the essence in this Agreement.

Section 8.5	Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief (including specific performance) to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.6	Third-Party Beneficiaries.

(1)	Except as provided in Section 4.10 which, without limiting its terms, is intended as stipulation for the benefit of the third Persons mentioned in such section (such third Persons referred to in this Section 8.6 as the “Indemnified Persons”) and except for the rights of the Securityholders to receive the applicable consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Securityholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties, and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.10 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.7	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.8	Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement and the Confidentiality Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.9	Successors and Assigns.

(1)	This Agreement becomes effective only when executed by the Company, the Purchaser and the Guarantor. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser, the Guarantor and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties; provided that the Purchaser may assign all or part of its right under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates; provided that if such agreement and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such affiliate, as the case may be, for all of its obligations hereunder.

Section 8.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.11	Governing Law; Attornment.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.12	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 8.13	No Liability.

No director, officer or employee of the Purchaser or the Guarantor shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or the Guarantor. No director, officer or employee of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser or the Guarantor under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.14	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.15	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic transmission or any form of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or executed electronic copy of this Agreement, and such facsimile or executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

1323606 B.C. Unlimited Liability Company

By:	/s/ Timothy G. Thompson
Authorized Signing Officer

ANGLOGOLD ASHANTI HOLDINGS PLC

By:	/s/ Robert Hayes
Authorized Signing Officer

CORVUS GOLD inc.

By:	/s/ Jeffrey A. Pontius
Authorized Signing Officer

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions;

“Amalco” has the meaning set forth in Section 2.3(g);

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of this Plan of Arrangement and the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated September 13, 2021 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day of the year, other than a Saturday, Sunday or any other day on which major banks are authorized or required by applicable Law to be closed for business in Vancouver, British Columbia, New York, New York, London, England or Johannesburg, South Africa;

“Cancelled Certificate” means, following the Effective Time, any certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(d);

“Common Shares” means the common shares in the capital of the Company;

“Company” means Corvus Gold Inc.;

“Company Meeting” means the special meeting of the Securityholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Securities” means, collectively, the Common Shares and the Options;

“Consideration” means $4.10 in cash per Common Share, without interest;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc. or such other trust company, bank or other financial institution agreed to in writing by each of the Parties to act as depositary in respect of the Arrangement;

“Dissent Rights” has the meaning set forth in Section 3.1(a);

“Dissent Shares” means Common Shares held by a Dissenting Holder and in respect of which the Dissenting Holder has validly exercised Dissent Rights;

“Dissenting Holder” means a registered Shareholder who has duly exercised a Dissent Right in strict compliance with the dissent procedures set out in Section 237 through 247 of the BCBCA, as modified by the Interim Order and this Plan of Arrangement, and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.7(1) of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the parties to the Arrangement Agreement agree to in writing before the Effective Date;

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA in form and substance acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably);

“Former Shareholder” means a Shareholder who, immediately prior to the Effective Time, held Common Shares that were transferred pursuant to Section 2.3(d);

“Funding Loan” means a non-interest bearing loan from the Purchaser to the Company denominated in Canadian dollars in an aggregate principal amount equal to the aggregate amount of cash required by the Company to make the payments in Section 2.3(c) (including any applicable withholdings), which shall be evidenced by way of a non-interest bearing demand promissory note granted by the Company in favour of the Purchaser;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, county, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“Guarantor” means AngloGold Ashanti Holdings plc, a public limited company existing under the laws of the Isle of Man;

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Law” or “Laws” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances (including zoning), codes, rules, regulations, orders, injunctions, writs, judgments, decrees, rulings or other similar requirements, whether domestic or foreign, enacted, adopted, issued, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Letter of Transmittal” means the letters of transmittal sent to Shareholders for use in connection with the Arrangement;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lease, sublease, royalty, statutory or deemed trust, transfer restriction under any shareholder or similar agreement, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Options” means the options to purchase Common Shares granted under the Stock Option Plan;

“Person” includes any individual, sole proprietorship, corporation, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, incorporated or unincorporated, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement subject to any amendments or variations hereto made in accordance with Section 8.1 of the Arrangement Agreement, Section 5.1 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means 1323606 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia;

“Purchaser Shares” has the meaning set forth in Section 2.3(i)(vi);

“Securityholders” means, collectively, Shareholders and holders of Options;

“Shareholders” means the registered and/or beneficial holders of Common Shares, as the context requires;

“Stock Option Plan” means the amended 2010 incentive stock option plan of the Company effective July 8, 2010; and

“Tax Act” means the Income Tax Act (Canada).

Section 1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

Section 1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

Section 1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

Article 2
ARRANGEMENT

Section 2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement.

Section 2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon the Guarantor, the Purchaser, the Company, Amalco, the registered and beneficial Shareholders, including Dissenting Holders, all holders of Options, the Depositary, the register and transfer agent of the Company, and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

Section 2.3	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, effective as at five minute intervals starting at the Effective Time, except where noted, without any further authorization, act or formality:

(a)	each Dissent Share shall be deemed to be transferred and assigned by such Dissenting Holder, without any further act of formality on its part, to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3 and:

(i)	each such Dissenting Holder shall cease to be a holder of each such Dissent Share and to have any rights as a holder of such Dissent Share other than the right to be paid fair value for such Dissent Share as set out in Section 3.1;

(ii)	each such Dissenting Shareholder’s name shall be removed as a holder of such Dissent Shares from the register of Shareholders maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be and shall be deemed to be the holder of all of the outstanding Dissent Shares free and clear of all Liens, and the Purchaser shall be entered in the central securities register of Common Shares maintained by or on behalf of the Company as the holder of such Dissent Shares;

(b)	the Purchaser shall make the Funding Loan to the Company to the extent required by the Company to make the payments in Section 2.3(c) (including any applicable withholdings);

(c)	each Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Option shall, without any further action by or on behalf of any holder of Options, be deemed to be surrendered and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment from the Company or any successor thereto equal to the amount by which the Consideration exceeds the exercise price of each such Option, less applicable withholdings, and each such Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, none of the Guarantor, the Purchaser or the Company shall be obligated to pay the holder of such Option any amount in respect of such Option and (i) each holder of Options shall cease to be a holder of such Options; (ii) such holder’s name shall be removed from each applicable register; (iii) the Stock Option Plan and all agreements relating to the Options shall be terminated and shall be of no further force and effect; and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled under this Section 2.3(c) at the time and in the manner specified in this Section 2.3(c);

(d)	each Common Share outstanding immediately prior to the Effective Time (other than any Common Share held by the Purchaser, the Guarantor or any of their respective affiliates, and any Dissent Shares transferred to the Purchaser pursuant to Section 2.3(a)) shall be transferred and assigned, without any further act or formality by or on behalf of a holder of Common Shares, to the Purchaser in exchange for the Consideration, subject to Section 4.3, and

(i)	each holder thereof shall cease to be the holder of each such Common Share and to have any rights as a holder of such Common Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	each such holder’s name shall be removed from the register of Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be and shall be deemed to be the holder of all of the outstanding Common Shares free and clear of all Liens, and the Purchaser shall be entered in the central securities register of Common Shares maintained by or on behalf of the Company as the holder of such Common Shares;

(e)	the Funding Loan shall be transferred by the Purchaser to the Company in exchange for the Company issuing to the Purchaser such number of Common Shares equal to the quotient obtained by dividing the principal amount of the Funding Loan by the Consideration, rounded down to the nearest whole number of Common Shares, and the promissory note evidencing the Funding Loan shall be cancelled as a result;

(f)	the capital of the Common Shares shall be reduced to an aggregate of $1.00 without any repayment of such capital;

(g)	the Purchaser and the Company shall amalgamate to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Division 3 of Part 9 of the BCBCA, except that the legal existence of the Purchaser shall not cease and the Purchaser shall survive the amalgamation as Amalco and, for the avoidance of doubt, this transaction is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act;

(h)	without limiting the generality of Section 2.3(g), upon the amalgamation described in Section 2.3(g), the separate legal existence of the Company shall cease without the Company being liquidated or wound up and the Company and Purchaser shall continue as one company;

(i)	at the time of and upon the amalgamation described in Section 2.3(g),

(i)	the property, rights and interests of the Purchaser (other than Common Shares held, immediately prior to the amalgamation, by the Purchaser, which shall be cancelled upon the amalgamation as contemplated by Section 2.3(i)(vi)) and the Company continue to be the property, rights and interests of Amalco; and, for greater certainty, the amalgamation will not constitute an assignment by operation of law, a transfer or any other disposition of the property, rights and interests of either the Purchaser or the Company to Amalco;

(ii)	Amalco will continue to be liable for all of the liabilities and obligations of the Purchaser and the Company;

(iii)	any existing cause of action, claim or liability to prosecution will be unaffected;

(iv)	a civil, criminal, quasi-criminal, or administrative or regulatory action or proceeding being prosecuted or pending by or against either the Purchaser or the Company may be continued, as the case may be, by or against Amalco;

(v)	a conviction against, or ruling, order or judgment in favour of or against either the Purchaser or the Company may be enforced by or against Amalco;

(vi)	each holder of the issued and outstanding common shares of the Purchaser (“Purchaser Shares”) shall receive on the amalgamation one common share in the authorized share structure of Amalco for each Purchaser Share previously held by such holder, and all of the issued and outstanding Common Shares of the Company, all of which will then be held by the Purchaser, will be cancelled without repayment of capital in respect thereof;

(vii)	the name of Amalco shall be “Corvus Gold ULC”;

(viii)	Amalco shall be authorized to issue an unlimited number of common shares without par value;

(ix)	the articles and notice of articles of Amalco shall be substantially in the form of the articles and notice of articles of the Purchaser;

(x)	the registered and records offices of Amalco shall initially be located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada;

(xi)	the first directors of Amalco following such amalgamation shall be [●]; and

(xii)	the aggregate capital of the common shares of Amalco will be an amount equal to the aggregate capital attributable to the Purchaser Shares immediately prior to such amalgamation,

it being expressly provided that the events provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

Section 2.4	Rounding of Consideration

In any case where the aggregate Consideration payable to a particular Shareholder or holder of Options under the Arrangement would, but for this provision, include a fraction of a cent, the Consideration payable shall be rounded down to the nearest whole cent.

Section 2.5	Adjustment to Consideration

If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Common Shares that is prior to the Effective Date, then: (i) to the extent that the amount of such dividends or distributions per Common Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Consideration, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

Article 3
DISSENT RIGHTS

Section 3.1	Dissent Rights

(a)	In connection with the Arrangement, each registered Shareholder as of the record date for the Company Meeting may exercise rights of dissent (“Dissent Rights”) with respect to the Common Shares held by such Shareholder pursuant to sections 237 to 247 of the BCBCA, as modified by the Interim Order and this Section 3.1(a); provided that, notwithstanding section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Company Meeting. Dissenting Holders who:

(i)	are ultimately entitled to be paid by the Purchaser fair value for their Dissent Shares: (1) shall be deemed to not to have participated in the transactions in Section 2.3 (other than Section 2.3(a)); (2) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of all Liens) to the Purchaser in accordance with Section 2.3(a); (3) will be entitled to be paid the fair value of such Dissent Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(ii)	are ultimately not entitled, for any reason, to be paid by the Purchaser fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Common Shares on the same basis as a non-dissenting Shareholder (and shall be entitled to receive the Consideration from the Purchaser in the same manner as a Shareholder who has not exercised Dissent Rights).

(b)	For greater certainty, in no case shall the Guarantor, the Purchaser, the Company, Amalco or any other Person be required to recognize Dissenting Holders as registered or beneficial owners of Common Shares in respect of which Dissent Rights have been validly exercised (or any interest therein, other than the rights set out in this Section 3.1) after the completion of the transfer under Section 2.3(a), and the names of such Dissenting Holders shall be deleted from the central securities register of the Company in respect of the Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(a).

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Common Shares in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

Article 4
EXCHANGE OF CERTIFICATES AND DELIVERY OF CONSIDERATION

Section 4.1	Certificates and Payments

(a)	Following receipt of the Final Order and prior to the Effective Time, the Guarantor or the Purchaser shall deliver or cause to be delivered to the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Former Shareholders in accordance with Section 2.3(d), which cash shall be held by the Depositary as agent and nominee for such Former Shareholders for distribution to such Former Shareholders in accordance with the provisions of this Article 4 and shall deliver or cause to be delivered to the Company the Funding Loan, if applicable, to satisfy the aggregate consideration payable to the holders of Options in accordance with Section 2.3(c), which cash shall be held for distribution to holders of Options in accordance with the provisions of this Article 4.

(b)	Upon surrender to the Depositary for cancellation of a Cancelled Certificate (or other evidence of Common Share ownership acceptable to the Depositary and the Purchaser, if any, as detailed in the Letter of Transmittal), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the Shareholder represented by such Cancelled Certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Shareholder, the Consideration that such Former Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)	After the Effective Time and until surrendered for cancellation as contemplated by Section 4.1(b), each Cancelled Certificate shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 4.3.

(d)	As soon as practicable, after the Effective Date, Amalco shall, from the proceeds of the Funding Loan, pay the amounts, net of applicable withholdings, to be paid to holders of Options, either (i) pursuant to the normal payroll practices and procedures of Amalco or (ii) in the event that payment pursuant to the normal payroll practices and procedures of Amalco is not practicable for any such holder, by cheque (delivered to such holder of Options, as reflected on the register maintained by or on behalf of Amalco in respect of the Options). For each holder of Options who resides in the United States or has an agreement with the Company to be paid in United States dollars, the cash payment shall be converted to United States dollars at the prevailing exchange rate in accordance with standard Company practice.

(e)	No holder of Company Securities shall be entitled to receive any consideration with respect to such Company Securities other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 4.2	Lost Certificates

In the event any Cancelled Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such Former Shareholder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Guarantor, the Purchaser, the Company and Amalco in a manner satisfactory to the Guarantor, the Purchaser, the Company and Amalco, acting reasonably, against any claim that may be made against the Guarantor, the Purchaser, the Company and Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3	Withholding Rights

The Guarantor, the Purchaser, the Company, Amalco or the Depositary shall be entitled to deduct and withhold from any amount payable to any holders of Company Securities, including Shareholders exercising Dissent Rights, pursuant to the Plan of Arrangement including, without limitation, any amounts payable pursuant to Section 2.3, all dividends, other distributions or other amount otherwise payable to any Shareholders or holders of Options, such amounts as the Guarantor, the Purchaser, the Company, Amalco or the Depositary determines, are, or reasonably believe to be, required entitled or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable Laws, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction or withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

Section 4.4	Limitation and Proscription

To the extent that a Former Shareholder shall not have complied with the provisions of Section 4.1 or Section 4.2 on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such Former Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former Shareholder was entitled, shall be delivered to Amalco by the Depositary and the interest of the Former Shareholder in such Consideration to which it was entitled shall be terminated as of such final proscription date, and the Cancelled Certificates shall cease to represent a right or claim of any kind or nature as of such final proscription date. Any payment made by way of cheque by the Depositary (or Amalco, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or Amalco) or that otherwise remains unclaimed, in each case, on or before the final proscription date, and any right or claim to payment hereunder that remains outstanding on the final prospection date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, Options pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or the Company, as applicable, for no consideration.

Section 4.5	No Liens

Any exchange or transfer of Company Securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind whatsoever.

Section 4.6	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Securities issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Company Securities (other than, as applicable, the Guarantor, the Purchaser, Amalco or any of their respective affiliates) and of the Company, the Guarantor, the Purchaser, Amalco, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 5
AMENDMENTS

Section 5.1	Amendments

(a)	The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Company and the Purchaser and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by some or all of the Securityholders and/or communicated to the Securityholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Company and the Purchaser, may be proposed by the Company and the Purchaser at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is agreed to in writing by each of the Company and the Purchaser and, if required by the Court, by some or all of the Securityholders voting in the manner directed by the Court.

(d)	Notwithstanding anything to the contrary contained herein, any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Purchaser without the approval of or communication to the Court or the Securityholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Securityholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

Article 6
FURTHER ASSURANCES

Section 6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Guarantor, the Purchaser, the Company and Amalco shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

aRRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) of Corvus Gold Inc. (the “Company”), pursuant to the arrangement agreement (the “Arrangement Agreement”) among the Company, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc, dated September 13, 2021, all as more particularly described and set forth in the proxy statement and information circular of the Company, dated [●], 2021 (the “Proxy Statement”), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in Appendix [●] to the Proxy Statement, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Proxy Statement).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders and holders of stock options of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders or holders of stock options of the Company: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and/or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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B - 1

SCHEDULE c

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as specifically disclosed in the Company Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph in respect of which such qualification is being made), the Company represents and warrants to and in favour of the Purchaser and the Guarantor as follows and acknowledges that the Purchaser and the Guarantor are relying upon such representations and warranties in entering into this Agreement:

(1)	Organization and Powers. The Company: (i) has been duly incorporated or formed and is validly existing under the laws of its jurisdiction of incorporation; (ii) has all requisite corporate power and authority to own, operate and lease its property and assets and to carry on its business; and (iii) is duly qualified, licensed or registered to do business in each jurisdiction in which the nature of its business or the property or assets owned, operated, licenced, leased or otherwise held by it make such qualification, licensing or registration necessary. No proceeding has been instituted or, to the Company’s knowledge, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification, licensing or registration. The Company is up to date on all its corporate filings in all material respects and is in good standing under applicable Laws. True and complete copies of the constating documents of the Company have been made available in the Data Room, and no action has been taken to amend or supersede such constating documents of the Company. The Company is not in violation of, in conflict with or in default under any provisions of its constating documents.

(2)	Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and any other agreements and documents contemplated hereunder and (subject to obtaining the Interim Order, the Final Order and the Required Approval) to perform its obligations hereunder and thereunder and to complete the transactions contemplated hereunder and thereunder. The execution and delivery of this Agreement and any other agreements and documents contemplated hereunder and the performance by the Company of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of the Company and the Board and no other corporate proceedings on the part of the Company or the Board are necessary to authorize the execution and delivery by it of this Agreement and any other agreements and documents contemplated hereunder or, subject to obtaining the Required Approval, the Interim Order and the Final Order, the completion by the Company of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(3)	Required Approvals. No Authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Entity is required to be obtained or made by or with respect to the Company or any of its Subsidiaries for the execution and delivery of this Agreement or the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement and any other transaction contemplated by this Agreement or the ability of the Purchaser to conduct operations at the Project Property, other than:

(i)	compliance with the applicable requirements of the U.S. Exchange Act and the rules and regulations promulgated thereunder (including the filing of the Company Proxy Statement) and other applicable Securities Laws and rules and policies of the TSX and the NASDAQ;

(ii)	the Required Regulatory Approval;

(iii)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order; and

(iv)	the Final Order, and any filings required in order to obtain the Final Order.

(4)	No Violation. Subject to obtaining the Authorizations, consents and approvals and making the filings referred to in Section (3) above and Schedule C (4) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion of the Arrangement and any other transactions contemplated hereunder do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	result in a contravention, breach, violation or default under any Law applicable to it or any of its Project Property or assets;

(ii)	result in a contravention, conflict, violation, breach or default under its or any of its Subsidiaries’ constating documents;

(iii)	result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, require any approval or consent under, give rise to any rights of first refusal or rights of first offer under, or trigger any change of control provisions or any restriction or limitation under, any Material Contract or material Authorization to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which its or any of its Subsidiaries’ Project Properties or any of its or any of its Subsidiaries’ material assets is subject or give to any Person any interest, benefit or right, including any right of purchase, termination, payment, modification, reimbursement, cancellation or acceleration, under any such contracts or Authorizations;

(iv)	result in the suspension or material alteration in the terms of any material Authorization held by it or any of its Subsidiaries or in the creation of any Lien upon any of its or any of its Subsidiaries’ Project Property or material assets; or

(v)	restrict, hinder, impair or limit the ability of the Company or any of its Subsidiaries to conduct its business as and where it is currently conducted.

(5)	Authorized and Issued Capital.

(i)	The authorized capital of the Company consists of an unlimited number of Common Shares. As of the close of business on the Business Day immediately prior to the date of this Agreement, there were 127,003,470 Common Shares validly issued and outstanding. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly authorized and issued, in compliance with applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any Person to acquire from the Company any Common Shares or other securities of any of the Subsidiaries. The rights, privileges, restrictions and conditions attached to the Common Shares are as set out in the Company Filings. No Common Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(ii)	As of the close of business on the Business Day immediately prior to the date of this Agreement, there were 12,005,000 Common Shares issuable upon the exercise of outstanding Options. Schedule C (5)(ii) of the Company Disclosure Letter contains a list of the Options, with details regarding the exercise price, whether such Options are vested or unvested and whether vesting or exercise may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement, the number of participants to whom such Options have been granted, expiration date, vesting schedules and performance criteria. The Stock Option Plan and the issuance of securities under such plan (including all outstanding Options) have been duly authorized by the Board in compliance with applicable Laws and the terms of the Stock Option Plan.

(iii)	Other than as set out in Schedule C (5)(iii) of the Company Disclosure Letter, as of the close of business on the Business Day immediately prior to the date of this Agreement, the Company has no shares reserved for or otherwise subject to issuance, except for 12,005,000 Common Shares reserved for issuance pursuant to the exercise of outstanding Options under the Stock Option Plan.

(iv)	Other than the 127,003,470 Common Shares described in Section 5(i) and the Options specified in Section 5(ii), there are no issued, outstanding or authorized:

(A)	shares, options, equity-based awards, warrants, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind to which the Company or any of its Subsidiaries are a party that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries, including any security or obligation of any kind convertible into or exchangeable or exercisable for any securities of the Company or any of its Subsidiaries, other than as disclosed in Schedule C (5)(iv)(A) of the Company Disclosure Letter;

(B)	obligations of the Company or of any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Company or of any of its Subsidiaries; or

(C)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with holders of Common Shares on any matter except as required by Law.

(v)	The Company has never declared or authorized any dividends or distributions on any securities of the Company.

(vi)	From the close of business on the Business Day immediately prior to the date of this Agreement to the date of this Agreement, the Company has not issued any Common Shares except upon the exercise of Options outstanding as of the close of business on the Business Day immediately prior to the date of this Agreement.

(6)	Subsidiaries.

(i)	Schedule C (6)(i) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons in which the Company owns or controls, directly or indirectly, any equity or proprietary interest indicating: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (iii) its jurisdiction of incorporation, organization or formation.

(ii)	Each Subsidiary is a corporation, partnership, trust, limited partnership, limited liability company or other entity, as the case may be, duly incorporated, organized or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust, partnership or limited liability company power and authority, as the case may be, to own, lease and operate its assets and properties and conduct its business as now being conducted. Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Subsidiary is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties owned, operated, licenced, leased or otherwise held, or the nature of its activities makes such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted. No proceeding has been instituted or, to the Company’s knowledge, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification, licensing or registration. True and complete copies of the constating documents of each Subsidiary of the Company have been made available in the Data Room, and no action has been taken to amend or supersede such constating documents. None of the Subsidiaries of the Company are in violation of, in conflict with or in default under any provisions of its constating documents.

(iii)	The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, and all such shares or other equity interests so owned by the Company have been duly authorized and validly issued, as fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any of its Subsidiaries, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(7)	Acquisition and Repurchase Rights. No Person (other than the Company and any of its Subsidiaries) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege issued or granted by the Company or any of its Subsidiaries of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder (pre-emptive, contractual or otherwise) to purchase or otherwise acquire (whether or not subject to conditions) Common Shares, joint venture interests or other securities of the Company or any of its Subsidiaries, including pursuant to one or more multiple exercises, conversions and/or exchanges. No Person has any right to require the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any of its issued and outstanding common shares, joint venture interests or other securities of the Company or any of its Subsidiaries. No shareholder, unitholder or joint venture interest holder or other Person has any pre-emptive right or right of first refusal in respect of the allotment and issuance of any unissued common shares, other securities or joint venture interests of the Company or any of its Subsidiaries.

(8)	Shareholders’ and Similar Agreements. Neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement involving a Person other than the Company or any of its Subsidiaries and is not a party to any shareholder, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or of any of its Subsidiaries other than as between the Company and any of its Subsidiaries or pursuant to which any Person other than the Company or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries. The Company has not adopted a shareholder rights plan or any other similar plan or agreement.

(9)	Listing of Common Shares. The Common Shares are listed and posted for trading on the TSX and the NASDAQ, and are not listed on any market other than the TSX and the NASDAQ, and no order ceasing or suspending trading in, or requiring delisting of, any securities of the Company or prohibiting the sale or issuance of the Common Shares or the trading of any of the Company’s issued securities has been issued, and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Company, have been threatened. The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NASDAQ, and the Company is currently in compliance in all material respects with the applicable listing, corporate governance and other rules and regulations of the TSX and the NASDAQ.

(10)	Securities Law Matters.

(i)	The Company is a “reporting issuer” (or the equivalent) in the Provinces of British Columbia, Alberta and Ontario and is not included on a list of defaulting reporting issuers maintained by any Securities Authority and the Company is not in default in any material respect of applicable Securities Laws.

(ii)	The Common Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, and the Company is in material compliance with its reporting obligations under Section 13(a) of the U.S. Exchange Act. Other than the Common Shares, the Company does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act. The Company is not, has not been since June 1, 2018 and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act). The Company has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Authority seeking to revoke the Company’s reporting issuer status.

(iii)	Except as disclosed in Schedule C (10)(iii) of the Company Disclosure Letter, since June 1, 2021, the Company has timely filed true and correct copies of all forms, reports, schedules, statements, certifications and other documents that the Company is required to file and has paid all applicable fees when due under applicable Securities Laws. As of their respective filing dates, each of the Company Filings complied with the requirements of applicable Securities Laws in all material respects and none of the Company Filings contained any Misrepresentation. There is no material change as of the date hereof relating to the Company or any of its Subsidiaries which has occurred and with respect to which the requisite material change report has not been filed with the Securities Authority and made publicly available on SEDAR or EDGAR, as applicable. The Company has not filed any confidential material change report or other confidential report with any Securities Authority or other Governmental Entity which at the date hereof remains confidential.

(iv)	No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Company is pending, in effect, or, to the knowledge of the Company, threatened, and, to the knowledge of the Company, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(v)	There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings and the Company is not subject to an ongoing audit, review, comment or investigation by any Securities Authority. None of the Company’s Subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws. The Company is not, and is not required to be, registered as an “investment company” pursuant to the United States Investment Company Act of 1940.

(11)	Financial Statements.

(i)	The Annual Financial Statements (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) included in the Company Filings: (i) were prepared in accordance with U.S. GAAP; and (ii) present fairly, in all material respects, the financial position of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, results of operations, changes in shareholders’ equity and cash flow of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (except as may be indicated in the notes to such financial statements). The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the Annual Financial Statements. There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Company or the Company Subsidiary with unconsolidated entities or other Persons.

(ii)	The financial books, records and accounts of the Company and each of its Subsidiaries (A) have been maintained, in all material respects, in accordance with U.S. GAAP or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (B) are stated in reasonable detail; (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and each of its Subsidiaries; and (D) accurately and fairly reflect the basis of the Company’s consolidated financial statements.

(12)	Auditors. Crowe MacKay LLP has been the auditor of the Company since April 13, 2010 and is “independent” as required under Securities Laws. There has never been a “reportable event” (within the meaning of Rule 304(a)(1)(v) of Regulation S-K under the U.S. Exchange Act) with the present or any former auditor of the Company.

(13)	No Material Undisclosed Liabilities. There are no material liabilities or obligations of the Company or of any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Company Filings (excluding any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements); (ii) incurred in the Ordinary Course since June 1, 2021; (iii) liabilities and obligations that are specifically presented on the consolidated balance sheet of the Company as of May 31, 2021 or disclosed in the notes thereto; or (iv) incurred in connection with this Agreement (including any transaction expenses).

(14)	Absence of Certain Changes. Except as disclosed in the Company Filings, since June 1, 2021:

(i)	the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course;

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Material Adverse Effect; and

(iii)	the Company and its Subsidiaries have not taken or failed to take any action which, if taken after the date of this Agreement, would constitute a breach of Section 4.1.

(15)	Disclosure Controls and Internal Control over Financial Reporting.

(i)	The Company has established and maintains a system of disclosure controls and procedures, including “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws and is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(ii)	The Company has established and maintains a system of internal control over financial reporting, including “internal controls over financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

(iii)	To the knowledge of the Company, (a) there are no significant deficiencies or material weakness (as such terms are defined in the Public Company Accounting Oversight Board Auditing Standard 2) relating to the design, implementation, operation or maintenance of its internal control over financial reporting and (b) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. None of the Company or any of its Subsidiaries or any of the respective directors, officers, employees, auditors, accountants or Representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board.

(iv)	Since June 1, 2021, neither the Company nor any of its Subsidiaries have been a party to, or had any commitment to become a party to, any joint venture, off balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purposes or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the U.S. Exchange Act)), where the result or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Filings.

(v)	Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a, 14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Filings, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of the Company.

(16)	No Material Adverse Effect. From June 1, 2021 until the date of this Agreement, other than the transactions contemplated by this Agreement and as disclosed in the Company Filings, the business of the Company and of each of its Subsidiaries has been conducted in the Ordinary Course and there has not occurred a Material Adverse Effect.

(17)	Compliance with Laws.

(i)	The business of the Company and each of its Subsidiaries has been and is currently being conducted in compliance in all material respects with all applicable Laws, and all exploration and development operations have been conducted in accordance with Good Industry Practice. None of the Company nor any of its Subsidiaries have received any notice of any alleged violation of any such Laws or disqualification by a Governmental Entity.

(ii)	Neither the Company nor any of its Subsidiaries, and none of their respective directors or officers or, to the knowledge of the Company, supervisors, managers, employees, consultants, independent contractors, representatives or agents, has: (A) violated any applicable anti-corruption or anti-bribery Laws, including, but not limited to, the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act (collectively, “Anti-Corruption Laws”) and no action, suit or proceeding by or before any court or other Governmental Entity or any arbitrator non-Governmental Entity involving the Company or any of its Subsidiaries with respect to the Anti-Corruption Laws is pending or, to the knowledge of the Company, threatened; (B) made, offered, authorized or promised to make, offer or authorize, any direct or indirect contribution, payment or gift of funds, property or anything else of value to any candidate for public office, political party, political campaign or official, employee or agent of any Governmental Entity, authority or instrumentality in Canada, the United States or any other jurisdiction other than in accordance with applicable Laws; (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (D) established or maintained any unlawful fund of corporate monies or other properties; (E) created or caused the creation of any false or inaccurate books and records of the Company or any of its Subsidiaries; or (F) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in each case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the Anti-Corruption Laws or any other applicable Laws of any locality. The Company and its Subsidiaries have maintained policies, procedures and systems of internal controls applicable to them and their respective directors, officers, supervisors, managers, employees, consultants, independent contractors, representatives and agents in place as are appropriate to reasonably prevent and detect violations of Anti-Corruption Laws.

(iii)	Neither the Company nor any of its Subsidiaries, and none of their respective directors or officers or, to the knowledge of the Company, supervisors, managers, employees, consultants, independent contractors, representatives or agents, has: (A) violated any applicable customs, import, export control, economic or trade sanctions or anti-boycott Laws or any related or similar rules, regulations or guidelines (collectively, “Sanctions Laws”) and no action, suit or proceeding by or before any court or other Governmental Entity or any arbitrator non-Governmental Entity involving the Company or any of its Subsidiaries with respect to the Sanctions Laws is pending or, to the knowledge of the Company, threatened or (B) conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties (as defined below) or countries subject to comprehensive economic or trade sanctions imposed by Canada or the United States, in violation of applicable Law, or has otherwise been in violation of any Sanctions Laws. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, supervisor, manager, employee, consultant, independent contractor, representative or agent of the Company or any of its Subsidiaries: is, or, to the extent the concept of ownership or control is applicable to such Person, is owned or controlled by, a person or entity subject to the sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or included on the List of Specially Designated Nationals and Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entity List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited persons made publicly available or provided to the Company or any of its Subsidiaries by any Governmental Entity (such entities, persons or organizations collectively, the “Restricted Parties”). The Company and its Subsidiaries have maintained policies, procedures and systems of internal controls applicable to them and their respective directors, officers, supervisors, managers, employees, consultants, representatives and agents in place as are appropriate to reasonably prevent and detect violations of Sanctions Laws.

(iv)	The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or other Governmental Entity or any arbitrator non-Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened. The Company and its Subsidiaries have maintained policies, procedures and systems of internal controls applicable to them and their respective directors, officers, supervisors, managers, employees, consultants, representatives and agents in place as are appropriate to reasonably prevent and detect violations of Money Laundering Laws.

(v)	All Contracts and arrangements between the Company or any of its Subsidiaries and any other Person are in compliance with the Anti-Corruption Laws, Sanctions Laws and Money Laundering Laws.

(18)	Authorizations. The Company and each of its Subsidiaries has identified, obtained, acquired or entered into in its name, and is in compliance in all material respects with all Authorizations (including any interest in, or right to earn an interest in, any Mineral Property) required by applicable Laws to conduct its current businesses as it is now being conducted (as described in the Company Filings). All such Authorizations are valid and subsisting, in full force and effect and enforceable in accordance with the terms thereof in all material respects. All Authorizations are in good standing and there has been no material default under any such Authorization, and all fees and other amounts required to be paid with respect to such Authorizations to the date hereof have been paid. There are no actions, proceedings or investigations, pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Authorizations. The Company is not aware of any facts or circumstances that could result in any Authorization not being renewed in the Ordinary Course. None of the Company, any of its Subsidiaries or any of their respective officers, employees, consultants, independent contractors or directors have received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations. To the knowledge of the Company, no Person other than the Company or a wholly owned Subsidiary of the Company owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of the Company or its wholly owned Subsidiaries. The Arrangement, this Agreement and the transactions contemplated thereby and hereby will not require any consents to be obtained from or notices to be provided to any Governmental Entity or other Person pursuant to any of the Authorizations pursuant to which the Company or any of its Subsidiaries holds an interest.

(19)	Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Entity, or any claim, action, grievance, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever, against or involving the Company or any of its Subsidiaries (whether in progress or, to the knowledge of the Company, threatened), and, to the knowledge of the Company, no event has occurred which might reasonably be expected to give rise to any such proceeding. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity outstanding against the Company or any of its Subsidiaries.

(20)	Solvency. No act or proceeding has been taken by or against the Company or any of its Subsidiaries in connection with the dissolution, liquidation, winding-up, bankruptcy or reorganization of the Company or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its Subsidiaries or any of their respective properties or assets, nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its Subsidiaries has sought protection under the Bankruptcy Reform Act of 1978, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the U.S. Bankruptcy Code (United States) or similar legislation and the creditors of the Company and any of its Subsidiaries have not commenced any proceedings under these Laws. Neither the Company nor any of its Subsidiaries or their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or could reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(21)	Operational Matters.

(i)	The Royalties set out in Schedule C (21)(i) of the Company Disclosure Letter are all the rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations payable by the Company and its Subsidiaries in relation to any Mineral Property, and there are no royalties in effect or contingent that will come into effect or increase in the future.

(ii)	All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company or any of its Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof.

(iii)	All costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts and agreements to which the Company or any of its Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

(22)	Technical Reports. The most recent estimated, measured, indicated and inferred mineral resources and proven and probable mineral reserves and technical reports disclosed in the Company Filings has been prepared and disclosed in accordance with accepted mining industry practices, Laws and applicable Securities Laws. The Company is in compliance, in all material respects, with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (as in effect on the date of publication of the relevant report or information). All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Technical Reports are reasonable and appropriate and the Company has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any Technical Report) as disclosed in the Company Filings are inaccurate in any material respect. The Company made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. At the date hereof, there are no outstanding or unresolved comments of any Securities Authority, the TSX or the NASDAQ in respect of the technical disclosure made in the Company Filings.

To the knowledge of the Company, there has been no material change in the facts and assumptions underlying any estimates in any Technical Report that would reasonably be expected to result in a (i) material reduction in the aggregate amount of estimated mineral resources and mineral reserves for the Project Property or (ii) material adverse change in any production, cost, price or other relevant information provided in any Technical Report, in each case of (i) and (ii) from the amounts last disclosed publicly by the Company in the Company Filings.

(23)	Taxes.

(i)	The Company and each of its Subsidiaries has timely filed all income tax and other material returns required to be filed by each entity, respectively, with any Governmental Entity and each such return was complete and correct in all material respects at the time of filing. The Company and each of its Subsidiaries have paid or caused to be paid to the appropriate Governmental Entity on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by the Company and each of its Subsidiaries, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, adequate reserves or accruals in accordance with U.S. GAAP have been provided in the Annual Financial Statements.

(ii)	To the knowledge of the Company, no audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of the Company, threatened with respect to Taxes of the Company and each of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened. To the knowledge of the Company, no Tax Return of the Company or any of its Subsidiaries is under investigation, review, audit or examination by any taxing authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by the Company or any of its Subsidiaries with respect to any Taxes.

(iii)	No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its Subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings.

(iv)	There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Tax Return (other than customary extensions of time to file) or any payment of Taxes by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that could, in and of itself, require a material amount to be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.

(v)	No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or any of the Subsidiaries.

(vi)	To the knowledge of the Company, no audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of the Company, threatened in writing with respect to Taxes of the Company or any of its Subsidiaries, and the Company and its Subsidiaries are not party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened in writing. To the knowledge of the Company, no Tax Return of the Company or any of its Subsidiaries is under investigation, review, audit or examination by any taxing authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by the Company or any of its Subsidiaries with respect to any Taxes.

(vii)	No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or its Subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings.

(viii)	All Taxes that the Company and its Subsidiaries have been required to withhold have been duly withheld (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code) and have been duly and timely paid to the proper Governmental Entity. The Company and its Subsidiaries, to the extent applicable, have remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Entity within the time required under applicable Laws. The Company and its Subsidiaries have, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by it.

(ix)	There are no rulings or closing agreements relating to the Company or any of its Subsidiaries which may affect their liability for Taxes for any taxable period commencing after the Effective Date.

(x)	No written claim has ever been made by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(xi)	Except as set out in Schedule C (23)(xi) of the Company Disclosure Letter, for all transactions between the Company and its Subsidiaries and any Person who is not resident in Canada for purposes of the Tax Act with whom the Company or any Subsidiary was not dealing at arm’s length for purposes of the Tax Act, the Company or the applicable Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(xii)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or any Subsidiary being subject to Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(xiii)	None of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Company or any of its Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or any of its Subsidiaries.

(xiv)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to the Company or any of its Subsidiaries.

(xv)	The Common Shares have not, in the last 60 months, derived more than 50% of their fair market value from (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, or (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) – (iii), whether or not the property exists.

(xvi)	The Company is a “Taxable Canadian Corporation”, as that term is defined in subsection 89(1) of the Tax Act.

(xvii)	Neither the Company nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis, other than a group of which the Company or any of its Subsidiaries is or was the common parent; (ii) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to, bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(xviii)	Within the last two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(xix)	Neither the Company nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(xx)	Neither the Company nor any of its Subsidiaries has made an election pursuant to section 261 of the Tax Act to report its “Canadian tax results” in a currency of a country other than Canada.

(24)	Material Contracts.

(i)	All Material Contracts to which the Company or any of its Subsidiaries is a party are in full force and effect, and the Company and its Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available to the Purchaser for inspection in the Data Room true and complete copies of all Material Contracts to which the Company or any of its Subsidiaries is a party. All of the Material Contracts are legal, valid and binding obligations of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto enforceable in all material respects in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(ii)	The Company and its Subsidiaries, as applicable, have performed in all material respects all of their respective obligations required to be performed by them under the Material Contracts. None of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Material Contract, and neither the Company nor any of its Subsidiaries has received or given any notice of default under any Material Contract which remains uncured, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Material Contract or the inability of a party to any Material Contract to perform its obligations thereunder. Neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company or any of its Subsidiaries, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(iii)	Set out in Schedule C (24)(iii) of the Company Disclosure Letter is a list of each Material Contract of the Company or any of its Subsidiaries.

(25)	Project Real Property.

(i)	Schedule C (25)(i) of the Company Disclosure Letter sets out a complete and accurate list of the Owned Real Property and the Leased Real Property, together with a description of each underlying Lease. Except as set out in Schedule C (25)(i) of the Company Disclosure Letter, the Company and its Subsidiaries have good and marketable title to, or valid leasehold, subleasehold or licensee interest in all Project Real Property, in each case, free and clear of all Liens.

(ii)	All Leases are in full force and effect, and the Company and its Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available to the Purchaser for inspection true and complete copies of all Leases. All of the Leases are valid and binding obligations of the Company or its Subsidiaries and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. None of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Lease and neither the Company nor any of its Subsidiaries has received or given any notice of default under any Lease which remains uncured, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a material default under or material breach of any Lease or the inability of a party to any Lease to perform its obligations thereunder.

(iii)	The Company and its Subsidiaries have not leased, subleased or licensed any Project Real Property (or any portion of any Project Real Property) to any Person or pledged, mortgaged, deeded in trust, collaterally assigned or similarly encumbered any interest in any Project Real Property, which lease, sublease, license, pledge, mortgage, deed of trust, assignment or encumbrance is presently in effect. Except for the Owned Real Property and Leased Real Property, neither the Company nor its Subsidiaries holds, occupies, are legal obligated for, have an interest in, or otherwise uses any real property.

(iv)	Other than as set out in Schedule C (25)(iv) of the Company Disclosure Letter, the Company and its Subsidiaries have sufficient rights of access to all Project Real Property, and there are no material pending or, to the knowledge of the Company, threatened proceedings by any Governmental Entity or any other Person to cancel, terminate or modify such rights of access. The Company and its Subsidiaries have not received any written notice of any material violation of, or material non-compliance with, any applicable Law as it relates to any Project Real Property.

(26)	Title to Personal Property. The Company and its Subsidiaries have good and valid title to, or a valid leasehold interest in, all other material property that is not Project Real Property, free and clear of all Liens.

(27)	Project Property. Without limiting the generality of Sections (25) and (26) above:

(i)	the Company and its Subsidiaries own or otherwise have valid rights to lease or use all of the Project Property, and no Person other than any of the Company or its Subsidiaries has any rights to participate in the Project Property, except for Permitted Liens;

(ii)	all prospecting licenses, mining claims, mining leases and mining concessions in respect of the Project Property in which the Company or any of its Subsidiaries have an interest or right have been validly obtained and, registered in accordance with all Laws and are valid and subsisting;

(iii)	the Company and its Subsidiaries have all necessary surface rights, access rights and other rights and interests relating to the Project Property, as may be necessary or desirable to grant the Company and its Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by the Company and its Subsidiaries of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Company or its Subsidiaries, free and clear of all material Liens;

(iv)	the Project Real Property constitutes all real property, Water Rights, mineral, surface interests and ancillary rights necessary for the activities of the Company and its Subsidiaries with respect to the North Bullfrog Project and the Mother Lode Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Technical Reports;

(v)	except as disclosed in Schedule C (27)(v) of the Company Disclosure Letter, the Company and its Subsidiaries have Good Mining Title with respect to all Project Real Property, subject to Permitted Liens, and there are no material pending, or, to the knowledge of the Company, threatened proceedings by any Governmental Entity or any other Person to cancel, terminate or modify such Good Mining Title. The Company has made all filings, recordings, and other paid assessments and fees sufficient to maintain Good Mining Title with respect to all Project Real Property;

(vi)	there are no Abandoned Mine Workings on the Project Real Property, except as disclosed in Schedule C (27)(vi) of the Company Disclosure Letter;

(vii)	there are no adverse claims, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the Company’s or any of its Subsidiaries’ right, title or interest in any Project Property or the ability of the Company and its Subsidiaries to explore or develop any Project Property, including the title to or ownership by the Company or any of its Subsidiaries of the foregoing;

(viii)	all Water Rights are in good standing, unencumbered, are not subject to any third-party claim or challenge to the validity of the right held by the Company or its Subsidiaries, and not subject to any regulatory enforcement action including, without limitation, cancellation or forfeiture proceedings, that might affect the ability of the Company or its Subsidiaries to use the water for the intended purpose;

(ix)	none of the directors or officers of the Company or any of its Subsidiaries directly or indirectly owns in his or her personal capacity any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in the Project Property or in any permit, concession, mining claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals, ore or metals from or in any manner in relation to the Project Property and any other properties located within 20 kilometres of any Project Property;

(x)	the Company has provided the Purchaser with access to all exploration information and data within its possession or control including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Project Property, and the Company and/or its Subsidiaries have the sole right, title and ownership of all such information, data, reports and studies;

(xi)	other than the Royalties or Permitted Liens, Taxes and annual mining claim maintenance fee obligations, none of the Project Real Property or any minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty or payment in the nature of rent or royalty;

(xii)	other than pursuant to the Royalties, Permitted Liens and applicable Law, there are no restrictions on the ability of any of the Company and the Subsidiaries to exploit the Project Real Property; and

(xiii)	with respect to Unpatented Claims: (A) subject to paramount title of the United States of America, and statutory rights of third parties to use the surface of the Unpatented Claims and the rights of any lessees of leasable minerals granted by the applicable Governmental Entity pursuant to applicable Laws within the boundaries of the lands covered by the Unpatented Claims, the Company or one of its Subsidiaries is the sole owner of each Unpatented Claim owned by the Company or one of its Subsidiaries, free and clear of all Liens; (B) to the knowledge of the Company, each Unpatented Claim was validly located, recorded and filed with all appropriate Governmental Entities, and the monuments of location for the Unpatented Claims are on federal public land open for appropriation by mineral location; (C) all affidavits of assessment work or applicable holding fees in lieu thereof paid and all other filings required to maintain the Unpatented Claims in good standing have been properly and timely made, recorded or filed with appropriate Governmental Entities; (D) the Company or one of its Subsidiaries is in exclusive possession or control of the right to develop the minerals that are locatable under the Mining Law of 1872, located in, on or under the Unpatented Claims; and (E) the Company or one of its Subsidiaries has all surface and access rights, including, as applicable, fee simple estates, leases, easements, rights of way and permits, or licenses from landowners or Governmental Entities, permitting the use of land by the Company or its Subsidiaries, and other interests that are required for the current state of exploiting the development potential of the Unpatented Claims that comprise a portion of the North Bullfrog Project and the Mother Lode Project, and no third party or group holds any such rights that would be required to conduct mineral exploration, drilling or production activities on any of the Unpatented Claims that comprise a portion of the North Bullfrog Project and the Mother Lode Project.

(28)	Maintenance of Project Property. All mineral claim maintenance fees, recording fees, and Taxes and all other amounts have been paid, and all other actions and all other obligations as are required to maintain the Project Property in good standing have been taken and complied with, respectively, in all material respects.

(29)	No Expropriation. No Project Real Property or any other assets or property of any of the Company and its Subsidiaries, nor any part thereof, has been taken in condemnation or eminent domain proceeding by any Governmental Entity, nor has any notice been given or proceeding commenced by a Governmental Entity in respect thereof, nor, to the knowledge of the Company, is there any threat to give any such notice or commence any such proceeding.

(30)	Employment Matters. Except as set forth in Schedule C (30) of the Company Disclosure Letter, the Company nor any of its Subsidiaries is a party to or bound or governed by, or subject to:

(i)	any employment, consulting, retention, termination or change of control agreement with, or any written agreement, arrangement or understanding providing for retention, change of control, contractual severance or termination payments to, any officer, employee or consultant of the Company (other than, in respect of a Company Employee, such as results by Law from the employment of an employee without an agreement as to notice or termination or severance);

(ii)	any collective agreement or similar union or employee association agreement;

(iii)	any unfair labour practice complaint, grievance or arbitration proceeding, pending collective bargaining negotiations relating to any service providers, demand for recognition of any current or former employees by, or on behalf of, a labor union or any labour dispute, strike or lock-out relating to or involving any employees of the Company or its Subsidiaries;

(iv)	any claim for wrongful dismissal, constructive dismissal or any other claim, complaint or litigation relating to employment, discrimination or termination of employment of any of its employees or former employees or relating to any failure to hire a candidate for employment; or

(v)	any allegations or reports of sexual harassment or discrimination with respect to a protected classification, including, race and gender, hostile work environment or similar misconduct.

(31)	Health and Safety. There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation in respect of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has been reassessed in any material respect under such legislation since January 1, 2018 and, to the knowledge of Company, no audit of the Company or any of its Subsidiaries is currently being performed pursuant to any applicable workers compensation legislation. All orders and inspection reports, if any, issued under applicable Occupational Health and Safety legislation (“OHSA”) relating to the Company or any of its Subsidiaries since January 1, 2018 have been provided to Purchaser. To the knowledge of the Company, there are no charges pending under OHSA in respect of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has complied in all material respects with any orders issued under OHSA, and there are no appeals of any orders under OHSA currently outstanding.

(32)	Employment Laws. The Company and each of its Subsidiaries has operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, harassment, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, leaves of absence, paid sick leave and unemployment insurance, wages and hours, terms and conditions of employment, unemployment insurance, immigration, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, worker classification, labour relations and privacy, taxes, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any Governmental Entity with respect to any such matters.

(33)	Acceleration of Benefits. Except as disclosed in Schedule C (33) of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement (whether alone or in connection with any other event (including a termination of employment)), become entitled to (i) any retirement, severance, termination, retention, bonus or other similar payment from the Company or any other payment under an Employee Plan, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company or of any other material obligation pursuant to any Employee Plan, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements or Employee Plan from the Company.

(34)	Pension and Employee Benefits.

(i)	All Employees Plans are listed in Schedule C (34)(i) of the Company Disclosure Letter. The Company and each of its Subsidiaries has complied with all the terms of, and all applicable Laws in respect of, the Employee Plans, including ERISA and the Code, as applicable. The Company has furnished to the Purchaser true, correct and complete copies of all Employee Plans as amended as of the date hereof, together with all related documentation.

(ii)	The Company has no Employee Plan that is or was intended to be “qualified” within the meaning of Section 401(a) of the Code and there are no pending, or to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Employee Plan or any trust related thereto.

(iii)	Neither the Company, its Subsidiaries nor any ERISA Affiliate maintains, contributes to, participates in or has an obligation to contribute to or any liability in respect of (i) a multiemployer plan within the meaning of Section 3(37) of ERISA, (ii) a “multiple employer plan” (within the meaning of Section 413 of the Code), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iv) a pension plan that is subject to Title IV of ERISA or Section 412 of the Code nor has the Company or any ERISA Affiliate maintained, contributed to, participated in or had any obligation to contribute to or any liability in respect of such plan, in each case, within the six year period immediately preceding the date hereof. Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any party-in-interest or disqualified individual in respect of any Employee Plan, has committed any “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Employee Plan that has subjected or is reasonably expected to subject the Company to a tax or penalty pursuant to Section 502 of ERISA or Section 4975 of the Code or any other liability with respect thereto. Each Employee Plan and any related contracts may be amended or terminated without penalty other than the payment of benefits, fees or charges accrued or incurred through the date of termination.

(iv)	Except as set forth in Schedule C (33) of the Company Disclosure Letter, and except for payments due as a result of the vesting acceleration or termination of Options, the signing of this Agreement and the consummation of transactions contemplated under the Agreement will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor; (ii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Employee Plan; (iii) otherwise give rise to any material liability under any Employee Plan; (iv) result in the breach or violation of or default under, or limit or restrict the right to amend, terminate or transfer the assets of the Employee Plan on or following the Effective Time; or (v) result in any payment that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or that would be required to be included by any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or affiliates in gross income under Code Section 409A(a)(1)(A) as a result of a violation of Code Section 409A. The Company does not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Company or its affiliates for any tax incurred by such service provider pursuant to Section 280G, 409A or 4999 of the Code.

(v)	Each arrangement that constitutes “non-qualified deferred compensation” within the meaning of Code Section 409A has been in operational and documentary compliance with or is otherwise exempt from Code Section 409A since the applicable deadline for such compliance with or exemption from Code Section 409A.

(vi)	The Company and each of its Subsidiaries are in compliance in all material respects with all applicable requirements of the Patient Protection and Affordable Care Act of 2010, and all regulations thereunder (together, the “ACA”), including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(b)(4) of the Code and the regulations issued thereunder. No material excise tax or penalty under the ACA, including Section 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Effective Time, with respect to any Employee Plan.

(vii)	All contributions~~,~~ and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employee Plans and applicable Laws, or the Company has made full and adequate disclosure of and provision for such amounts in the books and records. All Employee Plans that provide group benefits are established through a contract of insurance, and no retroactive increase in premiums is permitted thereunder.

(viii)	No Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of the Company or any of its Subsidiaries.

(ix)	Except as set forth in Schedule C (34)(ix) of the Company Disclosure Letter, the Company does not have any current or project liability in respect of, and does not sponsor or otherwise provide any, post-employment or post-retirement health or medical benefits or life insurance or death benefits or other post-retirement welfare benefits to any current or former service provider, except as may be required under the continuation coverage rules as provided under Sections 601 through 608 of ERISA (“COBRA”) or any other similar applicable Law.

(x)	Subject to the requirements of applicable Laws, no provision of any Employee Plan or of any agreement, and no act or omission of the Company or any of its Subsidiaries in any way limits, impairs, modifies or otherwise affects the right of the Company or any of its Subsidiaries to unilaterally amend or terminate any Employee Plan, and no commitments to improve or otherwise amend any Employee Plan have been made.

(xi)	Other than in respect of routine claims for benefits, no Employee Plan, no administrator of any Employee Plan, and no member of any body which administers an Employee Plan, nor the Company or any of its Subsidiaries, is subject to any pending action, investigation, examination, claim (including claims for income taxes, interest, penalties, fines or excise taxes) or any other proceeding initiated by any person, and there exists no state of facts which could reasonably be expected to give rise to any such action, investigation, examination, claim or other proceeding.

(xii)	The Company and its affiliates have complied with the WARN Act and all similar foreign laws, to the extent applicable, except to the extent such failure to comply would not result in Purchaser or any of its affiliates having any liability. There has been no “mass layoff” or “plant closing” (as defined by the WARN Act) with respect to the Company or its Subsidiaries.

(xiii)	Since January 1, 2018, the Company and its affiliates have not, and are not currently planning or anticipating, any layoffs, terminations, furloughs, reductions in compensation or benefits or other cost-saving measures affecting any current or former service providers, in each case, other than terminations of employment in the ordinary course of business.

(35)	Independent Contractors. To the knowledge of Company, each independent contractor and consultant has been properly classified by the Company as an independent contractor and the Company has not received notification from any Governmental Entity challenging the classification of any individual who performs services for the Company’s business as an independent contractor or consultant.

(36)	Intellectual Property. The Company and each Subsidiary owns, licenses or otherwise has the right to use all material authorizations, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of their businesses, to the knowledge of the Company without infringement upon or conflict with the rights of any other Person with respect thereto (other than any intellectual property the absence of which or any such infringement upon or conflict with respect to which could not have a material impact on the Company or its Subsidiaries’ ability to operate and construct the North Bullfrog Project and the Mother Lode Project and operate the business of the Company and its Subsidiaries). To the knowledge of the Company, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by the Company or any of its Subsidiaries infringes upon or conflicts with any rights owned by any other Person. No claim or litigation regarding any of the foregoing is pending or threatened.

(37)	Environmental Compliance.

(i)	The operations and Project Real Property of the Company and its Subsidiaries, including without limitation the conduct of operations at the North Bullfrog Project and the Mother Lode Project, have been and are in compliance in all material respects with all Environmental Laws and Good Industry Practice.

(ii)	The Company and its Subsidiaries’ have obtained all material Authorizations required under Environmental Laws to construct, develop and operate the North Bullfrog Project and the Mother Lode Project and to conduct any other exploration, development, drilling or mining operations currently being conducted by the Company or any of its Subsidiaries.

(iii)	None of the Company or its Subsidiaries have used or are permitted to use, except in material compliance with all Environmental Laws, any of the Project Real Property to Release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance.

(iv)	There is no presence or Release of any Hazardous Substance at, on, in, from or under any of the Project Real Property, and no Hazardous Substances will be generated from the Company’s or its Subsidiaries’ use of such Project Real Property (including without limitation as a result of the conduct of operations at the North Bullfrog Project or the Mother Lode Project), except in compliance with all Environmental Laws and Good Industry Practice.

(v)	None of the Company or its Subsidiaries, nor any of the Project Real Property, is subject to any pending or, to the knowledge of the Company, threatened:

(A)	material claim, notice, complaint, allegation, investigation, application, order, requirement or directive, in writing, that relates to Environmental Law, natural resources, Hazardous Substances, human health or safety matters and, in each such case, which would reasonably require or result in any material work, repairs, rehabilitation, reclamation, remediation, obligations, liabilities or expenditures (and, to the knowledge of the Company, there is no basis for such a claim, notice, complaint, allegation, investigation, application, order, requirement or directive);

(B)	material allegation, demand, direction, order, notice or prosecution with respect to any matter covered by any Environmental Law applicable thereto including any applicable Laws respecting the Release, use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance, tailings or wasterock, wastewater and surface water run-off from or at the Project Real Property and neither the Company nor any of its Subsidiaries have settled any allegation of non-compliance with Environmental Laws prior to prosecution; or

(C)	listing, or proposal for listing, on any list issued by any Governmental Entity of hazardous sites or sites requiring any material work, repairs, rehabilitation, reclamation, remediation, obligations, liabilities or expenditures, including under CERCLA or any similar state law.

(vi)	The Company has made available to the Purchaser a true and complete copy of each material environmental audit, assessment, study or test of which it is aware relating to the the North Bullfrog Project or the Mother Lode Project, including any environmental and social impact assessment study reports and any other material environmental information.

(vii)	There are no material liabilities under Environmental Law in respect of the operation at the North Bullfrog Project or the Mother Lode Project other than those identified in the Technical Reports and the Financial Statements.

(viii)	As of the date hereof, there are no pending or, to the knowledge of the Company, proposed (in writing) changes to Environmental Laws or Authorizations issued thereunder referred to in paragraph (ii) above that would render illegal or materially restrict the conduct of operations at the Project Property, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

(38)	Insurance. All insurance policies of the Company are disclosed in Schedule C (38) of the Company Disclosure Letter. Such policies are in full force and effect and will not be canceled or otherwise terminated as a result of the transactions contemplated herein. Such policies adequately cover all risks as are customarily covered by businesses in the industry in which the Company and its Subsidiaries operate. The Company and its Subsidiaries are in compliance in all material respects with all requirements with respect to such policies. All premiums due and payable under all such policies have been paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. The Company and its Subsidiaries have not received any notice of cancellation or termination with respect to any such policy. There has been no denial, rejection or dispute of material claims by the insurers of the Company or any of its Subsidiaries or as to which any such insurer has made any reservation of rights or refused to cover all or any material portion of such claims.

(39)	Books and Records. Except as set forth in Schedule C (39) of the Company Disclosure Letter, the minute books and corporate records of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such minute books and corporate records are complete and accurate in all material respects and contain all minutes of all meetings and all resolutions of the Shareholders or directors (or any committee thereof) of each of the Company and its Subsidiaries, as applicable (and true and correct copies thereof have been provided by the Company to the Purchaser), except for minutes of meetings where the only business was in relation to the Arrangement, which have not yet been finalized.

(40)	Non-Arm’s Length Transactions. Other than employment or compensation agreements entered into in the Ordinary Course, there are no current Contracts, commitments, agreements, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (a) officer, director, employee, consultant or agent of, or independent contractor to, the Company or any of its Subsidiaries, (b) holder of record or, to the knowledge of the Company, beneficial owner or 5% or more of the outstanding Common Shares (other than the Purchaser and its affiliates), or (c) affiliate or associate of any such officer, director, employee, consultant, agent, independent contractor or Shareholder, on the other hand.

(41)	Aboriginal Matters.

(i)	Neither the Company nor any of its Subsidiaries has received any written or oral notice of any Aboriginal Claim which relates to, affects, or could reasonably be expected to affect or impair the Company’s or any of the Subsidiaries’ right, title or interest in the Project Properties or their respective operations and businesses.

(ii)	To the knowledge of the Company, no Aboriginal Claim has been threatened by any Aboriginal Peoples which relates to, affects, or could reasonably be expected to affect or impair, the Company’s or any of the Subsidiaries’ right, title or interest in the Project Properties or their respective operations and businesses.

(iii)	There are no current, pending or, to the knowledge of the Company, threatened Aboriginal Claims that could reasonably be expected to prevent or impair the exploration, development, construction and operation of the Company’s or any of the Subsidiaries’ right, title or interest in the Project Properties.

(iv)	No Aboriginal blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of the Company, has been threatened in connection with the activities on the Project Properties.

(v)	There is no memorandum of agreement, exploration, impact and benefit or any other agreement, or any ongoing or outstanding negotiations or any commitment to negotiate any of the foregoing, between the Company or any of its Subsidiaries and any Aboriginal Peoples respecting the Project Properties.

(vi)	No Aboriginal Information has been received by the Company or any of its Subsidiaries which would reasonably be expected to materially affect or impair the Company’s or any of its Subsidiaries’ right, title or interest in any Project Property or its ability to pursue development of a mine on any Project Real Property.

(vii)	To the knowledge of the Company, there have been no other “no work” zones on any of the Project Real Properties that are subject to Aboriginal Claims.

(42)	Historic Sites.

(i)	Neither the Company nor any of its Subsidiaries has received any written or oral notice of any Historic Site which relates to, affects, or could reasonably be expected to affect or impair the Company’s or any of the Subsidiaries’ right, title or interest in the Project Properties or their respective operations and businesses.

(ii)	To the knowledge of the Company, no Historic Site has been identified which relates to, affects, or could reasonably be expected to affect or impair, the Company’s or any of the Subsidiaries’ right, title or interest in the Project Properties or their respective operations and businesses.

(iii)	To the knowledge of the Company, there are no other archaeological sites or other artifacts regulated by any Governmental Entity that have been identified on any Project Real Property, or other areas that are still pending reporting to, or additional assessment or review by, such Governmental Entity.

(iv)	To the knowledge of the Company, there have been no other “no work” zones on any of the Project Real Properties that related to Historic Sites.

(v)	To the knowledge of the Company, there have been no reportable incidents involving any archaeological sites or artifacts on any Project Real Property.

(43)	NGOs and Community Groups.

(i)	No authorized legal representative of any community in the vicinity of any of the Project Real Properties has communicated in writing to the Company or any of its Subsidiaries a requirement that (a) the consent of such community be obtained as a condition to continued operation of any such Project Real Property or (b) a material increase in the compensation payments payable by the Company or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of such Project Real Properties.

(ii)	No dispute exists or is threatened in writing between community groups and the Company and its Subsidiaries with respect to their respective businesses, assets and operations, except for such disputes that would not, individually or in the aggregate, have a Material Adverse Effect.

(44)	Financial Advisors or Brokers. The Company and its Subsidiaries have not incurred any obligation or liability, contingent or otherwise, or retained or agreed to pay or reimburse any broker, finder, financial advisor or investment banker for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company or any of its Subsidiaries, other than with respect to the Financial Advisors. The Company has provided to the Purchaser correct and complete copies of the engagement agreements under which each Financial Advisor has agreed to provide services to the Company. Schedule C (44) of the Company Disclosure Letter sets out the aggregate dollar amount determined to be payable to and as agreed upon with each Financial Advisor in such agreements.

(45)	Financial Advisor Opinions and Valuation. The Special Committee and the Board have received the Financial Advisor Opinions and the Valuation, which opinions and valuation have not been modified, amended, qualified or withdrawn as of the date of the Arrangement Agreement. The Company has been authorized by Fort Capital Partners to include the Valuation and references thereto in the Company Proxy Statement.

(46)	Special Committee and Board Approval. The Special Committee, at a meeting duly called and held, and after evaluating the Arrangement in consultation with the Company’s management and legal and financial advisors, has unanimously determined that the Arrangement is fair to the Shareholders (other than the Guarantor or its affiliates) and is in the best interests of the Company and unanimously determined to recommend approval of this Agreement and the Arrangement to the Board and that the Board recommend that the Securityholders vote in favour of the Arrangement Resolution. The Board, at a meeting duly called and held, and after evaluating the Arrangement in consultation with the Company’s management and legal and financial advisors, has unanimously determined that the Arrangement is fair to the Shareholders (other than the Guarantor or its affiliates) and is in the best interests of the Company, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Securityholders vote in favour of the Arrangement Resolution. Each Supporting Shareholder has signed a Voting Agreement dated as of the date hereof, pursuant to which they have agreed to, among other things, vote all Common Shares beneficially owned by such Supporting Shareholder in favour of the Arrangement Resolution and has agreed that the news release announcing the execution of this Agreement may so state and that references to such agreements may be made in the Company Proxy Statement and other documents relating to the Arrangement.

SCHEDULE d

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE GUARANTOR

(1)	Organization and Power. Each of the Purchaser and the Guarantor has been duly and validly formed and organized, is validly existing under the laws of its jurisdiction of formation, has all requisite corporate or other power and authority to carry out the provisions hereof and has full power and capacity to execute, deliver and perform its obligations hereunder and under any other document or agreement contemplated hereby and to complete the transactions contemplated herein.

(2)	Authority Relative to this Agreement. Each of the Purchaser and the Guarantor has the requisite corporate power, authority and capacity to enter into this Agreement and any other agreements and documents contemplated hereunder and (subject to obtaining the Interim Order, the Final Order and the Required Approval) to perform its obligations hereunder and thereunder and to complete the transactions contemplated hereunder and thereunder. The execution and delivery of this Agreement and any other agreements and documents contemplated hereunder and the performance by each of the Purchaser and the Guarantor of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of each of the Purchaser and the Guarantor and no other corporate proceedings on the part of the Purchaser and the Guarantor are necessary to authorize the execution and delivery by it of this Agreement and any other agreements and documents contemplated hereunder or, subject to obtaining the Required Approval, the Interim Order and the Final Order, the completion by the Purchaser and the Guarantor of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Purchaser and the Guarantor and constitutes a legal, valid and binding obligation of the Purchaser and the Guarantor enforceable against the Purchaser and the Guarantor in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(3)	Required Approvals. No Authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Entity is required to be obtained or made by or with respect to the Purchaser and the Guarantor for the execution and delivery of this Agreement or, the performance by the Purchaser and the Guarantor of its obligations hereunder, the completion by the Purchaser and the Guarantor of the Arrangement and any other transaction contemplated by this Agreement, other than:

(i)	compliance with the applicable requirements of the U.S. Exchange Act and the rules and regulations promulgated thereunder and applicable Securities Laws and the rules and policies of any applicable stock exchange;

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(ii)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(iii)	the Final Order, and any filings required in order to obtain the Final Order; and

(iv)	the SARB Approval.

(4)	Non-Contravention. The execution, delivery and performance by the Purchaser and the Guarantor of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the constating documents of the Purchaser and the Guarantor; or

(ii)	assuming compliance with the matters referred to in paragraph (3) above, contravene, conflict with or result in a violation or breach of Law.

(5)	Sufficient Funds. The Purchaser and the Guarantor, together, shall have sufficient funds available on the Effective Date to pay the aggregate Consideration as required by the Agreement.

(6)	Investment Canada Act. The Purchaser and the Guarantor each hereby represents that it is a “WTO investor” that is not a “state-owned enterprise” under the Investment Canada Act R.S.C. 1985, c. 28.

(7)	Security Ownership. Other than as has been previously disclosed to the Company in writing, the Purchaser and the Guarantor do not own beneficially own any securities of the Company or any of its affiliates.

(8)	Ownership of Purchaser. The Guarantor is an affiliate of the Purchaser.

(9)	Litigation. As of the date of this Agreement, (a) there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser or the Guarantor, threatened, against or involving the Purchaser or the Guarantor or any of their respective affiliates by or before any Governmental Entity and (b) none of the Purchaser, the Guarantor or any of their respective affiliates are subject to any outstanding judgment, order, writ, injunction or decree that, in the case of each clause (a) and (b), either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

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